UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-41815

       AngloGold Ashanti plc
(Translation of registrant’s name into English)

4th Floor, Communications House, South Street	6363 S. Fiddlers Green Circle, Suite 1000
Staines-upon-Thames, Surrey TW18 4PR	Greenwood Village, CO 80111
United Kingdom	United States of America

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Enclosure: AngloGold Ashanti to Acquire Centamin Firm Intention Announcement (September 2024)

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION.

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION

FOR IMMEDIATE RELEASE

10 September 2024

RECOMMENDED ACQUISITION

OF

CENTAMIN PLC

BY

ANGLOGOLD ASHANTI PLC

Summary and highlights

●
The Boards of AngloGold Ashanti and Centamin are pleased to announce that they have agreed the terms of a recommended acquisition of Centamin (the “Transaction”). Centamin is an established gold producer, whose flagship Tier 1 asset is the Sukari gold mine (“Sukari”), which is Egypt’s largest and first modern gold mine, as well as one of the world’s largest producing mines. Since production began in 2009, Sukari has produced over 5.9 million ounces of gold.

●	Under the terms of the Transaction, Centamin Shareholders will be entitled to receive:

for each Centamin Share:

0.06983 New AngloGold Ashanti Shares; and

$0.125 in cash

●
The terms of the Transaction value each Centamin Share at 163 pence based on the Closing Price of US$28.80 per AngloGold Ashanti Share and a £:US$ exchange rate of £1:US$1.3080 on 9 September 2024 (being the last Business Day before the date of this Announcement) (the “Offer Value”).

●	This represents a premium of approximately:

o	36.7 per cent. to the Closing Price of 120 pence per Centamin Share on 9 September 2024 (being the last Business Day before this Announcement); and

o
37.6 per cent. to the 30-day volume-weighted average Centamin share price as of 9 September 2024, based on the 30-day volume-weighted average share price of AngloGold Ashanti as at the same date. This date represents the last Business Day before this Announcement.

●	The Offer Value implies Centamin’s entire issued and to be issued share capital is valued at approximately £1.9 billion or US$2.5 billion.

●
In addition, eligible Centamin Shareholders will be entitled to receive and retain the interim dividend of US$0.0225 per Centamin share in respect of the six-month period ended 30 June 2024 (the “Centamin Interim Dividend”), scheduled to be paid on 27 September 2024, as declared in the Centamin HY24 Results announced on 25 July 2024.

●
Immediately following Completion, it is expected that AngloGold Ashanti Shareholders will own approximately 83.6 per cent., and Centamin Shareholders will own approximately 16.4 per cent., of AngloGold Ashanti’s enlarged issued share capital, with Centamin Shareholders benefiting from up-front cash returns, alongside upside exposure to the sector through ongoing participation in a larger and more diversified combined group with an enhanced capital markets profile and greater trading liquidity.

●
AngloGold Ashanti has received from the Centamin Directors irrevocable undertakings to vote in favour of the Scheme and the Centamin Resolutions in respect of a total of 2,184,515 Centamin Shares in aggregate, representing 0.188 per cent. of Centamin’s total issued share capital.

Background to and reasons for the Transaction

The acquisition of Centamin is a compelling strategic fit, closely aligned with AngloGold Ashanti’s core competencies.

Sukari is a world-class Tier 1 asset with a long life, compelling cost profile (total cash costs of $970/oz and all-in sustaining costs (“AISC”) of $1,196/oz in the 12 months ended 31 December 2023) and attractive development potential. The addition of Sukari immediately increases AngloGold Ashanti’s annual gold production by circa 450koz to over 3Moz for the 12 months ended 31 December 2023 (subsidiaries are reported on a consolidated basis whereas joint ventures are reported on an attributable basis), with an immediate reduction to combined unit total cash costs and AISC.

AngloGold Ashanti expects the Transaction to be accretive to free cash flow per share in the first full year post-Completion and accretive to its NAV per share, delivering attractive returns for AngloGold Ashanti Shareholders and Centamin Shareholders, with additional upside from leveraging its Full Asset Potential framework, corporate infrastructure optimisation, supply efficiencies and further upside from the Sukari underground zones and adjacent EDX blocks.

The predominantly equity-based nature of the Transaction maintains AngloGold Ashanti’s balance sheet strength and, combined with the addition of Sukari, enhances its ability to fund growth and return cash to AngloGold Ashanti Shareholders under its robust capital allocation framework.

AngloGold Ashanti believes it would be a well-suited operator of the Centamin portfolio given its significant breadth of experience and long track record in Africa operating similar large-scale open pit and underground mines. AngloGold Ashanti is also committed to being a responsible owner, including through its long-established integrated stakeholder engagement approach, strong partnerships with host governments and communities and world-class safety performance, across multiple jurisdictions.

Comments on the Transaction

●	Commenting on this Announcement, Jochen Tilk, the Chair of AngloGold Ashanti, said:

“Today’s Transaction is highly compelling and builds on the strong foundation we have built. It adds to our portfolio the pre-eminent gold producer in Egypt, and offers enormous geological potential that we are very well placed to develop. The Transaction offers attractive returns for our shareholders and is aligned with our approach of prudently allocating capital to optimise our portfolio.”

●	Commenting on this Announcement, Alberto Calderon, the Chief Executive Officer of AngloGold Ashanti, said:

“We are delighted to be announcing today’s Transaction, which will add a Tier 1 asset to our portfolio. The Transaction is free cash flow accretive in the first full year of production and NAV accretive from day one; it will also offer additional upsides as we leverage our corporate infrastructure and our core competencies in exploration, operations and asset optimisation. We will build on the good work by the Centamin team to realise the significant upside in Centamin. We look forward to welcoming Centamin’s employees and shareholders to our group in the coming months.”

●	Commenting on this Announcement, James Rutherford, the Chair of Centamin, said:

“This Transaction is an endorsement of Centamin’s achievement in re-establishing Sukari as a world-class operation and occurs as the Egyptian Government has taken important steps to attract foreign investment to develop the country’s significant geological potential.

The Centamin Board believes that the strategic merits of the Transaction are compelling and that the terms offer Centamin Shareholders participation in the continued growth of our operations under the stewardship of AngloGold Ashanti.

Our Board is confident that the commitments given by AngloGold Ashanti will result in the continued support for our operations, communities, and our talented and committed people. Therefore, the Centamin Board intends to unanimously recommend this Transaction to Centamin Shareholders.”

●	Commenting on this Announcement, Martin Horgan, the Chief Executive Officer of Centamin, said:

“Centamin stewardship of the Sukari mine from discovery through development and into continual operation since 2009 is a demonstration of the world-class mining potential of Egypt. Completion of the reinvestment phase alongside consistent operational delivery underlines the Tier 1 status of Sukari as a safe, low-cost and large-scale gold producer. Sukari is strategically well placed within the emerging Arabian Nubian Shield.

The Transaction will allow our assets to grow as part of AngloGold Ashanti’s larger, diversified portfolio, benefitting from AngloGold Ashanti’s track record of responsibly developing and operating large-scale open pit and underground mines in Africa in close partnership with the host governments and communities.”

Recommendation of the Centamin Directors

●
The Centamin Directors, who have been so advised by Merrill Lynch International (“BofA Securities”) and BMO Capital Markets Limited (“BMO”) as to the financial terms of the Transaction, consider the terms of the Transaction to be fair and reasonable. In providing its advice each of BofA Securities and BMO has taken into account the commercial assessments of the Centamin Directors.

●
Accordingly, the Centamin Directors intend to unanimously recommend that Centamin Shareholders vote in favour of the Scheme at the Court Meeting and the Centamin Resolutions to be proposed at the Centamin General Meeting, as the Centamin Directors who are interested in Centamin Shares have irrevocably undertaken to do in respect of their own beneficial holdings of, in aggregate, 2,184,515 Centamin Shares, representing, in aggregate, approximately 0.188 per cent. of Centamin’s issued share capital as at the close of business on the Last Practicable Date.

Transaction Details and Timing

●
It is intended that the Transaction will be implemented by way of a court-sanctioned scheme of arrangement between Centamin and the Scheme Shareholders under article 125 of the Jersey Companies Law (or, if AngloGold Ashanti so elects, and subject to the consent of the Panel and the terms of the Co-operation Agreement, an offer under article 116 of the Jersey Companies Law).

●
The Transaction will be subject to the Conditions and certain further terms set out in Appendix 1 to this Announcement (and to the full terms and conditions which will be set out in the Scheme Document), including, among other things: (i) approvals by the requisite majorities of the Centamin Shareholders of the Scheme and the Centamin Resolutions at the Centamin Meetings; (ii) the Court sanctioning the Scheme; (iii) receipt of relevant regulatory approvals; (iv) none of the circumstances contemplated in the Egyptian Condition having occurred; and (v) the Transaction becoming Effective no later than the Long Stop Date.

●
Save for the Competition Condition, the prior consent or approval of the Egyptian Government for the Transaction is not required as a matter of Egyptian law. However, consistent with its approach to constructive, collaborative and respectful stakeholder relationships, AngloGold Ashanti (in co-operation with Centamin) initiated discussions with the Egyptian Government to emphasise AngloGold Ashanti’s commitment to Egypt and to maintaining Centamin’s good working relationship with the Egyptian Government. Notwithstanding this positive engagement, Centamin Shareholders’ attention is specifically drawn to the Egyptian Condition, its importance to AngloGold Ashanti and the rationale for its inclusion, as set out in more detail in section 13 (Conditions) below.

●
It is expected that the Scheme Document, containing further information about the Transaction and notices of the Court Meeting and Centamin General Meeting, together with the Forms of Proxy, will be mailed to Centamin Shareholders as soon as reasonably practicable. The Centamin Meetings are expected to be held on or around 28 October 2024.

●	The Scheme is expected to become Effective during Q4 2024, subject to the satisfaction (or, where applicable, waiver) of all relevant Conditions and further terms set out in Appendix 1.

This summary should be read in conjunction with, and is subject to, the full text of this Announcement and the Appendices. The Transaction will be subject to the Conditions and certain further terms set out in this Announcement, including Appendix 1 to this Announcement, and to the full terms and conditions which will be set out in the Scheme Document. Appendix 2 to this Announcement contains the bases of calculation and sources of certain information contained in this Announcement. A reconciliation of Non-GAAP financial measures used in this Announcement is set out in Appendix 3 to this Announcement. Details of the irrevocable undertakings received by AngloGold Ashanti in connection with the Transaction are set out in Appendix 4 to this Announcement. Certain terms used in this Announcement are defined in Appendix 5 to this Announcement.

Analyst and investor presentations

AngloGold Ashanti will host a presentation for analysts and investors today at 14:00 London time / 09:00 Eastern Standard Time to discuss the Transaction. Analysts and investors may join via webcast or conference call.

Conference call pre-registration: https://services.choruscall.za.com/DiamondPassRegistration/register?confirmationNumber=6165958&linkSecurityString=196f58dffe

Webcast link: https://www.corpcam.com/AngloGold/AGA10092024.htm

Subject to certain restrictions, the slides used in the presentation will be available to all interested parties at www.anglogoldashanti.com.

Centamin will hold a presentation for analysts and investors today at 08:30 London time to discuss the Transaction and the trading update released by Centamin today. Analysts and investors may join via webcast.

Webcast link:

https://sparklive.lseg.com/Centamin/events/59f7b62a-5ae5-4fb4-bbde-886a5d97f373/centamin-webcast

Subject to certain restrictions, the slides used in the presentation will be available to all interested parties at www.centamin.com.

Your attention is also drawn to the important information below and at the back of this Announcement.

The person responsible for making this announcement on behalf of Centamin is Darren Le Masurier, Company Secretary of Centamin.

Enquiries

AngloGold Ashanti
Media enquiries:	media@anglogoldashanti.com
Andrea Maxey Stewart Bailey	+61 08 9435 4603 / +61 400 072 199 +27 81 032 2563
Investor enquiries:	yrchowthee@anglogoldashanti.com / amaxey@anglogoldashanti.com
Yatish Chowthee	+27 11 637 6273 / +27 78 364 2080
Andrea Maxey	+61 08 9435 4603 / +61 400 072 199
Stewart Bailey	+27 81 032 2563
FGS Global (public relations adviser to AngloGold Ashanti)	+44 20 7251 3801
Faeth Birch James Murgatroyd Sarah Roberts
Centamin
Michael Stoner, Head of Corporate	investor@centaminplc.com
FTI Consulting (public relations adviser to Centamin)	+44 20 3727 1000 centamin@fticonsulting.com
Ben Brewerton Sara Powell Nick Hennis

Gordon Dyal & Co (lead financial adviser) and Goldman Sachs International are acting as financial advisers to AngloGold Ashanti in connection with the Transaction. BofA Securities and BMO Capital Markets are acting as financial advisers to Centamin in connection with the Transaction.

Slaughter and May is acting as legal adviser to AngloGold Ashanti in connection with the Transaction.

Norton Rose Fulbright LLP is acting as legal adviser to Centamin in connection with the Transaction.

Inside information

This Announcement contains inside information as stipulated under the Market Abuse Regulation No. 596/2014 (incorporated into UK law by virtue of the European Union (Withdrawal) Act 2018 as amended by virtue of the Market Abuse (Amendment) (EU Exit) Regulations 2019). Upon the publication of this Announcement via a regulatory information service, this inside information is now considered to be in the public domain.

Further information

This Announcement is for information purposes only and is not intended to and does not constitute, or form part of, any offer or invitation, or the solicitation of any offer or invitation, to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction pursuant to the Transaction or otherwise, nor shall there be any sale, issuance or transfer of securities of AngloGold Ashanti or Centamin in any jurisdiction pursuant to the Transaction in contravention of applicable laws.

The Transaction will be made and implemented solely pursuant to the terms of the Scheme Document (or if the Transaction is implemented by way of a Takeover Offer, the Offer Document), which will contain the full terms and conditions of the Transaction, including details of how to vote in respect of the Transaction. Any vote or other decision in respect of, or other response to, the Transaction should be made only on the basis of the information contained in the Scheme Document (or if the Transaction is implemented by way of a Takeover Offer, the Offer Document).

Centamin and AngloGold Ashanti will prepare the Scheme Document (or if the Transaction is implemented by way of a Takeover Offer, the Offer Document) to be distributed to Centamin Shareholders. Centamin and AngloGold Ashanti urge Centamin Shareholders to read the Scheme Document (or if the Transaction is implemented by way of a Takeover Offer, the Offer Document) when it becomes available because it will contain important information relating to the Transaction.

Any vote in respect of resolutions to be proposed at the Centamin Meetings to approve the Transaction, the Scheme or related matters, should be made only on the basis of the information contained in the Scheme Document.

This Announcement does not constitute a prospectus, prospectus equivalent document or an exempted document.

The statements contained in this Announcement are made as at the date of this Announcement, unless some other time is specified in relation to them, and publication of this Announcement shall not give rise to any implication that there has been no change in the facts set forth in this Announcement since such date.

This Announcement does not constitute or form part of, and should not be construed as, any public offer under any applicable legislation or an offer to sell or solicitation of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments. The Transaction may have tax consequences for Centamin Shareholders. Centamin Shareholders are urged to consult with their own legal, tax and financial advisers in connection with making a decision regarding this Transaction.

Disclaimers

Gordon Dyal & Co, which is registered in the United States with FINRA and regulated by the SEC, is acting exclusively for AngloGold Ashanti and no one else in connection with the Transaction and will not be responsible to anyone other than AngloGold Ashanti in respect of protections that may be afforded to clients of Gordon Dyal & Co or for providing advice in relation to the Transaction or any other matters referred to herein. Neither Gordon Dyal & Co nor any of its affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Gordon Dyal & Co in connection with this Announcement, any statement contained herein or otherwise.

Goldman Sachs International, which is authorised by the PRA and regulated by the FCA and the PRA in the United Kingdom, is acting exclusively for AngloGold Ashanti and no one else in connection with the matters set out in this Announcement and will not be responsible to anyone other than AngloGold Ashanti for providing the protections afforded to clients of Goldman Sachs International or for providing advice in relation to the matters referred to in this Announcement. Neither Goldman Sachs International nor any of its affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Goldman Sachs International in connection with this Announcement, any statement contained herein or otherwise.

BofA Securities, a subsidiary of Bank of America Corporation, which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting exclusively for Centamin and for no one else in connection with the matters set out in this Announcement and will not be responsible to anyone other than Centamin for providing the protections afforded to its clients or for providing advice in relation to the subject matter of this Announcement or any other matters referred to in this Announcement. Neither BofA Securities nor any of its affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of BofA Securities in connection with this Announcement, any statement contained herein or otherwise.

BMO, which is authorised and regulated by the FCA in the United Kingdom, is acting exclusively for Centamin and no one else in connection with the matters set out in this Announcement and will not regard any other person as its client in relation to the matters in this Announcement and will not be responsible to anyone other than Centamin for providing the protections afforded to clients of BMO nor for providing advice in relation to any matter referred to in this Announcement. Neither BMO nor any of its affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of BMO in connection with this Announcement, any statement contained herein or otherwise.

Overseas jurisdictions

The availability of the Transaction and/or the New AngloGold Ashanti Shares, and the release, publication or distribution of this Announcement in, into or from jurisdictions other than the United Kingdom, the United States, Canada or Jersey may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the United Kingdom, the United States, Canada or Jersey should inform themselves about, and observe any applicable legal or regulatory requirements.

In particular, the ability of persons who are not citizens of or resident in the United Kingdom, the United States, Canada or Jersey, or who are subject to the laws of another jurisdiction, to vote their Centamin Shares with respect to the Scheme at the Court Meeting, or to execute and deliver Forms of Proxy appointing another to vote at the Court Meeting on their behalf, may be affected by the laws of the relevant jurisdictions in which they are located or of which they are citizens.

Persons who are not resident in the United Kingdom, the United States, Canada or Jersey should inform themselves of, and observe any applicable legal or regulatory requirements of their jurisdictions. Any failure to comply with the applicable restrictions may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, the companies and persons involved in the Transaction disclaim any responsibility or liability for the violation of such restrictions by any person.

Unless otherwise determined by AngloGold Ashanti or required by the Takeover Code, and permitted by applicable law and regulation, the Transaction will not be made available, in whole or in part, directly or indirectly, in, into or from a Restricted Jurisdiction where to do so would constitute a violation of the relevant laws or regulations of such jurisdiction and no person may vote in favour of the Transaction by any such use, means, instrumentality or from within a Restricted Jurisdiction or any other jurisdiction if to do so would constitute a violation of the laws of that jurisdiction.

Copies of this Announcement and any formal documentation relating to the Transaction are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in or into or from any Restricted Jurisdiction and persons receiving such documents (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send it in or into or from any Restricted Jurisdiction. Doing so may render invalid any related purported vote in respect of the Transaction. If the Transaction is implemented by way of a Takeover Offer (unless otherwise permitted by applicable law and regulation), the Takeover Offer may not be made, in whole or in part, directly or indirectly, in or into, or by the use of mails or any means or instrumentality (including, but not limited to, facsimile, e-mail or other electronic transmission, telex or telephone) of interstate or foreign commerce of, or of any facility of a national, state or other securities exchange of any Restricted Jurisdiction and the Takeover Offer may not be capable of acceptance by any such use, means, instrumentality or facilities.

Further details in relation to Overseas Shareholders will be contained in the Scheme Document and Centamin Shareholders are advised to read carefully the Scheme Document and related Forms of Proxy once these have been mailed.

The Transaction will be subject to Jersey law and the jurisdiction of the Court, and the applicable requirements of the Takeover Code, the Panel, the London Stock Exchange, the FCA, the SEC, the Toronto Stock Exchange, the New York Stock Exchange, the Johannesburg Stock Exchange, the A2X, the Ghana Stock Exchange and applicable securities laws.

Notice to Centamin Canadian Shareholders

The enforcement by Centamin Canadian Shareholders of civil liabilities under applicable Canadian securities laws may be affected adversely by the fact that AngloGold Ashanti and Centamin are incorporated or organised under the laws of a jurisdiction other than Canada, that some or all of AngloGold Ashanti’s and Centamin’s officers and directors are and will be residents of countries other than Canada, that some or all of the experts named in this Announcement may be residents of countries other than Canada, and that all or a substantial portion of the assets of AngloGold Ashanti, Centamin and such persons are and will be located outside Canada. As a result, it may be difficult or impossible for Centamin Canadian Shareholders to effect service of process within Canada upon AngloGold Ashanti, Centamin, their respective officers or directors or the experts named herein, or to realise against them, upon judgments of courts of Canada predicated upon liabilities under applicable Canadian securities laws. In addition, Centamin Canadian Shareholders should not assume that the courts of England and Wales or Jersey: (a) would enforce judgments of courts of Canada obtained in actions against such persons predicated upon civil liabilities under applicable Canadian securities laws; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under applicable Canadian securities laws.

The distribution of the New AngloGold Ashanti Shares pursuant to the Transaction will constitute a distribution of securities that is exempt from the prospectus requirements of applicable Canadian securities laws and is exempt from or otherwise is not subject to the registration requirements under applicable Canadian securities law. The New AngloGold Ashanti Shares received pursuant to the Transaction will not be legended and may be resold through registered dealers in all of the provinces and territories of Canada provided that (i) the trade is not a “control distribution” as defined under applicable Canadian securities laws, (ii) no unusual effort is made to prepare the market or to create a demand for AngloGold Ashanti Shares, (iii) no extraordinary commission or consideration is paid to a person in respect of such sale, and (iv) if the selling security holder is an insider (as defined under applicable Canadian securities laws) or officer of AngloGold Ashanti, as the case may be, the selling security holder has no reasonable grounds to believe that AngloGold Ashanti is in default of applicable Canadian securities laws.

Centamin Canadian Shareholders should be aware that the Transaction may have tax consequences in Canada and should consult their own tax advisers to determine the particular tax consequences to them of the Transaction in light of their particular circumstances, as well as any tax consequences that may arise under the laws of any other relevant foreign, state, local or other taxing jurisdiction.

Notice to Centamin US Shareholders

The Transaction relates to the shares of a Jersey company and is being made by means of a scheme of arrangement provided for under the Jersey Companies Law. The New AngloGold Ashanti Shares to be issued pursuant to the Transaction have not been registered under the US Securities Act, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the US Securities Act. The New AngloGold Ashanti Shares to be issued pursuant to this Transaction by means of a scheme of arrangement will be issued in reliance upon the exemption from the registration requirements of the US Securities Act, pursuant to the exemption from registration set forth in Section 3(a)(10) thereof, and also will not be subject to the tender offer rules under the US Exchange Act. Accordingly, the Scheme will be subject to the disclosure requirements and practices applicable to schemes of arrangement involving a target company incorporated in Jersey and listed on the London Stock Exchange and the Toronto Stock Exchange, which differ from the disclosure requirements of the US tender offer rules. If, in the future, AngloGold Ashanti exercises its right to implement the Transaction by way of a Takeover Offer, such Takeover Offer will be made in compliance with the applicable US laws and regulations, including the registration requirements of the US Securities Act, and the tender offer rules under the US Exchange Act and any applicable exemptions provided thereunder.

Investors are urged to read any documents related to the Transaction filed, furnished or to be filed or furnished with the SEC, because they will contain important information regarding the Transaction and any related offer of securities. Such documents will be available free of charge at the SEC’s website at www.sec.gov or by directing a request to AngloGold Ashanti’s contact for enquiries identified above. Nothing in this Announcement shall be deemed an acknowledgement that any SEC filing is required or that an offer requiring registration under the US Securities Act may ever occur in connection with the Transaction.

Neither the SEC nor any US state securities commission has approved or disapproved of the New AngloGold Ashanti Shares to be issued in connection with the Transaction, or determined if this Announcement is truthful or complete. Any representation to the contrary is a criminal offence in the United States.

It may be difficult for Centamin US Shareholders to enforce their rights and any claims arising out of the US federal securities laws in connection with the Transaction, since AngloGold Ashanti and Centamin are incorporated under the laws of a non-US jurisdiction, some or all of their respective directors and officers may be residents of a non-US jurisdiction, and a substantial portion of AngloGold Ashanti’s and Centamin’s assets and these non-resident persons will be located outside of the United States. Centamin US Shareholders may not be able to sue a non-US company or its directors and officers in a non-US court for violations of the US federal securities laws. Further, it may be difficult to compel a non-US company and its affiliates to subject themselves to the jurisdiction or judgment of a US court.

Except in relation to Non-GAAP financial measures, any financial statements or other financial information included in this Announcement and the Scheme Document (or, if the Transaction is implemented by way of a Takeover Offer, the Offer Document) has been or will have been prepared in accordance with (i) with respect to Centamin, accounting standards applicable in the United Kingdom and Jersey, and (ii) with respect to AngloGold Ashanti, IFRS Accounting Standards as issued by the IASB, that in each case may not be comparable to financial information of US companies or companies whose financial statements are prepared in accordance with US GAAP. US GAAP differs in certain significant respects from accounting standards applicable in the United Kingdom and Jersey as well as IFRS Accounting Standards as issued by the IASB. None of the financial statements or other financial information relating to Centamin in this Announcement has been audited in accordance with auditing standards generally accepted in the United States or the auditing standards of the Public Company Accounting Oversight Board (United States).

In accordance with normal UK practice, AngloGold Ashanti, its nominees, or their brokers (acting as agents), may from time to time make certain purchases of, or arrangements to purchase, Centamin Shares outside of the United States, other than pursuant to the Transaction, until the date on which the Transaction becomes effective, lapses or is otherwise withdrawn. Also, in accordance with Rule 14e-5(b) of the US Exchange Act, each of Goldman Sachs International, BofA Securities and BMO will continue to act as an exempt principal trader in Centamin Shares and AngloGold Ashanti Shares outside of the United States. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices and comply with applicable law, including the US Exchange Act. Any information about such purchases will be disclosed as required in the United Kingdom and Canada, will be reported to the Regulatory News Service of the London Stock Exchange and will be available on the London Stock Exchange website at www.londonstockexchange.com.

Centamin US Shareholders also should be aware that the Transaction may have tax consequences in the United States and, that such consequences, if any, are not described herein. Centamin US Shareholders are urged to consult with their own legal, tax and financial advisers in connection with making a decision regarding this Transaction.

Cautionary Note Regarding Forward-Looking Statements

This Announcement (including information incorporated by reference into this Announcement), oral statements made regarding the Transaction, and other information published or to be published by AngloGold Ashanti and/or Centamin, contain statements which are, or may be deemed to be, “forward-looking statements”. Forward-looking statements are prospective in nature and are not based on historical facts, but rather on current expectations and projections of the management of AngloGold Ashanti and Centamin (as applicable) about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements.

The forward-looking statements contained in this Announcement include statements with respect to the financial condition, results of operations and business of Centamin and certain plans and objectives of AngloGold Ashanti with respect thereto and other statements other than historical facts. Often, but not always, forward-looking statements can be identified by the fact that they do not relate only to historical or current facts and may use forward-looking words, phrases and expressions such as “anticipate”, “target”, “expect”, “believe”, “intend”, “foresee”, “predict”, “project”, “estimate”, “forecast”, “intend”, “plan”, “budget”, “scheduled”, “goal”, “believe”, “hope”, “aims”, “continue”, “likely”, “will”, “may”, “might”, “should”, “would”, “could”, “seek”, “plan”, “scheduled”, “possible”, “continue”, “potential”, “outlook”, “target” or other similar words, phrases, and expressions; provided that the absence thereof does not mean that a statement is not forward-looking. Similarly, statements that describe objectives, plans or goals are or may be forward-looking statements. These statements are based on assumptions and assessments made by Centamin and/or AngloGold Ashanti in light of their experience and their perception of historical trends, current conditions, future developments and other factors they believe appropriate. By their nature, forward-looking statements involve known and unknown risk and uncertainty and other factors which may cause actual results, performance, actions, achievements or developments to differ materially from those expressed in or implied by such, because they relate to events and depend on circumstances that will occur in the future. Although AngloGold Ashanti and/or Centamin believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and you are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this Announcement.

There are a number of factors which could cause actual results, performance, actions, achievements or developments to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to: the ability to proceed with or complete the Transaction; the ability to obtain requisite regulatory and shareholder approvals and the satisfaction of other Conditions on the proposed terms; changes in the global, political, economic, social, business and competitive environments and in market and regulatory forces; changes in future inflation, deflation, exchange and interest rates; changes in tax and national insurance rates; future business combinations, capital expenditures, acquisitions or dispositions; changes in general and economic business conditions; changes in the behaviour of other market participants; the anticipated benefits of the Transaction not being realised as a result of changes in general economic and market conditions in the countries in which AngloGold Ashanti and Centamin operate; changes in or enforcement of national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices, expropriation or nationalisation of property and political or economic developments in Argentina, Australia, Brazil, Colombia, Côte d’Ivoire, Democratic Republic of the Congo, Egypt, Ghana, Guinea, Guyana, Tanzania, the United States and other jurisdictions in which the AngloGold Ashanti Group and Centamin Group carry on business or may carry on business in the future; fluctuations in the spot and forward price of gold, copper, silver and other metals or certain other commodities (such as diesel fuel, natural gas and electricity); the results of exploration activities and feasibility studies; the speculative nature of mineral exploitation and development; risks that exploration data may be incomplete and considerable additional work may be required to complete future evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment; future prices of gold and other metals; possible variations of ore grade or recovery rates; accidents, labour disputes and other risks of the mining industry; discovery of archaeological ruins; risk of loss due to acts of war, terrorism, sabotage and civil disturbances operating or technical difficulties in connection with mining or development activities, including geotechnical challenges and disruptions in the maintenance or provision of required infrastructure and information technology systems; outcome of pending or future litigation proceedings; the failure to maintain effective internal control over financial reporting or effective disclosure controls and procedures, the inability to remediate one or more material weaknesses, or the discovery of additional material weaknesses, in the internal control over financial reporting; other business and operational risks and challenges; failure to comply with environmental and health and safety laws and regulations; timing of receipt of, or failure to comply with, necessary notices, concessions, permits and approvals; weak, volatile or illiquid capital and/or credit markets; changes in the degree of competition in the geographic and business areas in which AngloGold Ashanti and Centamin operate; any public health crises, pandemics or epidemics (including but not limited to the COVID-19 pandemic) and repercussions thereof; changes to the Boards of AngloGold Ashanti and/or Centamin and/ or the composition of their respective workforces; safety and technology risks; exposures to terrorist activity, IT system failures, cyber-crime, fraud and pension scheme liabilities; risks relating to environmental matters such as climate change including AngloGold Ashanti and/or Centamin’s ability along with the government and other stakeholders to measure, manage and mitigate the impacts of climate change effectively; changes to law and/or the policies and practices of regulatory and governmental bodies; Russia’s invasion of Ukraine, conflicts in the Middle East, and any cost of living crisis or recession. Other unknown or unpredictable factors could cause actual results, performance, actions, achievements or developments to differ materially from those expected, estimated or projected in the forward-looking statements. If any one or more of these risks or uncertainties materialises or if any one or more of the assumptions proves incorrect, actual results, performance, actions, achievements or developments may differ materially from those expected, estimated or projected. Such forward-looking statements should therefore be construed in the light of such factors.

Neither AngloGold Ashanti nor Centamin, nor any of their respective associates, directors, officers or advisers, provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this Announcement will actually occur. Given the risks and uncertainties, you are cautioned not to place undue reliance on these forward-looking statements. Specific reference is made to the risk factors included in AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2023 filed with the SEC for a more detailed discussion of some of the factors which may affect AngloGold Ashanti’s ability to achieve the expectations set forth in the forward-looking statements contained in this Announcement.

Neither AngloGold Ashanti nor Centamin assumes any obligation to update or correct the information contained in this Announcement (whether as a result of new information, future events or otherwise), except as required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or Centamin or any person acting on their behalf are qualified by the cautionary statements herein.

Dealing and Opening Position Disclosure Requirements

Under Rule 8.3(a) of the Takeover Code, any person who is interested in one per cent. or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified.

An Opening Position Disclosure must contain details of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th business day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th business day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Takeover Code, any person who is, or becomes, interested in one per cent. or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror, save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the business day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4 of the Takeover Code).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Panel’s website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. You should contact the Panel’s Market Surveillance Unit on +44 (0)20 7638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure.

Publication on website

In accordance with Rule 26.1 of the Takeover Code, a copy of this Announcement and the documents required to be published under Rule 26 of the Takeover Code, will be made available free of charge, subject to certain restrictions relating to persons resident in Restricted Jurisdictions, on AngloGold Ashanti’s website at www.anglogoldashanti.com and Centamin’s website at www.centamin.com by no later than 12 noon (London time) on the first Business Day following the date of this Announcement. This Announcement will also be filed and available under Centamin’s profile on SEDAR+ at www.sedarplus.com. For the avoidance of doubt, neither the contents of these websites nor the contents of any websites accessible from any hyperlinks are incorporated into or form part of this Announcement.

No profit forecasts, profit estimates or quantified financial benefits statements

No statement in this Announcement is intended as a profit forecast, profit estimate or quantified financial benefits statement for any period.

Rule 2.9 Disclosure

For the purposes of Rule 2.9 of the Takeover Code, AngloGold Ashanti confirms that, as at 6 September 2024, being two Business Days before the date of this Announcement, it had in issue 420,558,842 ordinary shares of US$1 each. If the number of ordinary shares that AngloGold Ashanti has in issue as at the date of this Announcement is different from that as at 6 September 2024, AngloGold Ashanti will make a further announcement pursuant to Rule 2.9 of the Takeover Code. The International Securities Identification Number (ISIN) for the ordinary shares is GB00BRXH2664. There are no AngloGold Ashanti Shares held in treasury.

For the purposes of Rule 2.9 of the Takeover Code, Centamin confirms that, as at the date of this Announcement, it had in issue 1,161,082,695 ordinary shares of no par value. The International Securities Identification Number (ISIN) for the ordinary shares is JE00B5TT1872. There are no Centamin Shares held in treasury.

Rounding

Certain figures included in this Announcement have been subjected to rounding adjustments. Accordingly, figures shown for the same category presented in different tables may vary slightly and figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

Requesting hard copy documents

In accordance with Rule 30.3 of the Takeover Code, Centamin Shareholders, persons with information rights and participants in the Centamin Share Incentive Plan may request a hard copy of this Announcement (and any information incorporated by reference in this Announcement) by contacting Centamin’s registrars, Computershare, during business hours at +44 (0)370 707 4040 or by submitting a request in writing to Computershare Investor Services (Jersey) Limited, The Pavilions, Bridgwater Road, Bristol BS99 6ZY, United Kingdom or, for Centamin Shareholders in Canada, Computershare Investor Services Inc., c/100 University Avenue, 8th Floor, Toronto ON M5J 2Y1, Canada.

For persons who receive a copy of this Announcement in electronic form or via a website notification, a hard copy of this Announcement will not be sent unless so requested. Such persons may also request that all future documents, announcements and information to be sent to them in relation to the Transaction should be in hard copy form.

Electronic communications

Please be aware that addresses, electronic addresses and certain information provided by Centamin Shareholders, persons with information rights and other relevant persons for the receipt of communications from Centamin may be provided to AngloGold Ashanti during the Offer Period as requested under Section 4 of Appendix 4 of the Takeover Code to comply with Rule 2.11(c) of the Takeover Code.

Non-GAAP Financial Measures

In this Announcement, the financial items “total cash costs”, “total cash costs per ounce”, “all-in sustaining costs” and “all-in sustaining costs per ounce” are presented, which have been determined using industry guidelines and practices and are not measures under IFRS. In addition, the financial items “free cash flow” and “adjusted free cash flow” are also presented which are not measures under IFRS either. An investor should not consider these items in isolation or as alternatives to cost of sales, mine production costs, cash flows from operating activities, net cash generated from operating activities or any other measure of financial performance presented in accordance with IFRS or as an indicator of the AngloGold Ashanti Group’s or Centamin Group’s performance. The AngloGold Ashanti Group and Centamin Group use certain Non-GAAP performance measures and ratios in managing their businesses and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative to, the reported operating results or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures that other companies use. Refer to Appendix 3 for definitions and reconciliations.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION.

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION

FOR IMMEDIATE RELEASE

10 September 2024

RECOMMENDED ACQUISITION

OF

CENTAMIN PLC

BY

ANGLOGOLD ASHANTI PLC

1.	Introduction

The Boards of AngloGold Ashanti and Centamin are pleased to announce that they have agreed the terms of a recommended acquisition of Centamin (the “Transaction”). Centamin is an established gold producer, whose flagship Tier 1 asset is the Sukari gold mine (“Sukari”), which is Egypt’s largest and first modern gold mine, as well as one of the world’s largest producing mines. Since production began in 2009, Sukari has produced over 5.9 million ounces of gold.

2.	The Transaction

●	Under the terms of the Transaction, Centamin Shareholders will be entitled to receive:

for each Centamin Share:

0.06983 New AngloGold Ashanti Shares; and

$0.125 in cash

●
The terms of the Transaction value each Centamin Share at 163 pence based on the Closing Price of US$28.80 per AngloGold Ashanti Share and a £:US$ exchange rate of £1:US$1.3080 on 9 September 2024 (being the last Business Day before the date of this Announcement) (the “Offer Value”).

●	This represents a premium of approximately:

o	36.7 per cent. to the Closing Price of 120 pence per Centamin Share on 9 September 2024 (being the last Business Day before this Announcement); and

o
37.6 per cent. to the 30-day volume-weighted average Centamin share price as of 9 September 2024, based on the 30-day volume-weighted average share price of AngloGold Ashanti as at the same date. This date represents the last Business Day before this Announcement.

●	The Offer Value implies Centamin’s entire issued and to be issued share capital is valued at approximately £1.9 billion or US$2.5 billion.

●
In addition, eligible Centamin Shareholders will be entitled to receive and retain the Centamin Interim Dividend, scheduled to be paid on 27 September 2024, as declared in the Centamin HY24 Results announced on 25 July 2024.

●
Immediately following Completion, it is expected that AngloGold Ashanti Shareholders will own approximately 83.6 per cent., and Centamin Shareholders will own approximately 16.4 per cent., of AngloGold Ashanti’s enlarged issued share capital, with Centamin Shareholders benefiting from up-front cash returns, alongside upside exposure to the sector through ongoing participation in a larger and more diversified combined group with an enhanced capital markets profile and greater trading liquidity.

●
AngloGold Ashanti has received from the Centamin Directors irrevocable undertakings to vote in favour of the Scheme and the Centamin Resolutions in respect of a total of 2,184,515 Centamin Shares in aggregate, representing 0.188 per cent. of Centamin’s total issued share capital.

●	It is intended that the Transaction will be implemented by means of a court-sanctioned scheme of arrangement under article 125 of the Jersey Companies Law (the “Scheme”).

New AngloGold Ashanti Shares

The New AngloGold Ashanti Shares will be issued to Cede & Co as the registered legal owner of the New AngloGold Ashanti Shares to enable the New AngloGold Ashanti Shares to be held in the DTC system, with the Scheme Shareholders receiving depositary interests in the New AngloGold Ashanti Shares. The New AngloGold Ashanti Shares will be credited as fully paid and will rank pari passu in all respects with the AngloGold Ashanti Shares in issue at the time the New AngloGold Ashanti Shares are issued pursuant to the Transaction, including the right to receive and retain dividends and other distributions declared, made or paid by reference to a record date falling after the Effective Date, other than as specified in section 6 (Dividends) below. Applications will be made to the New York Stock Exchange, the Johannesburg Stock Exchange, the A2X and the Ghana Stock Exchange for the New AngloGold Ashanti Shares to be admitted to trading, with admission being subject to the approval or acceptance of the relevant stock exchange.

Expected Timetable

It is expected that the Scheme Document, containing further information about the Transaction and notices of the Court Meeting and Centamin General Meeting, together with the Forms of Proxy, will be mailed to Centamin Shareholders as soon as reasonably practicable. The Centamin Meetings are expected to be held on or around 28 October 2024. The Scheme is expected to become Effective during Q4 2024, subject to the satisfaction (or, where applicable, waiver) of the relevant Conditions and certain further terms set out in Appendix 1 to this Announcement. An expected timetable of principal events will be included in the Scheme Document.

3.	Background to and reasons for the Transaction

The acquisition of Centamin is a compelling strategic fit, closely aligned with AngloGold Ashanti’s core competencies. AngloGold Ashanti believes that the Transaction will form a stronger combined group with an enhanced operating and financial profile driven by an attractive production, Mineral Reserve and Mineral Resource base. Additionally, the Transaction is consistent with AngloGold Ashanti’s disciplined approach to inorganic growth, including with respect to shareholder returns, enhancing the portfolio, and leveraging its complementary capabilities and balance sheet strength.
Centamin’s primary asset is Sukari, located in Egypt, which is North Africa’s pre-eminent gold producing mine, consisting of both open pit and underground operations. Centamin also has an exploration and development foothold in Côte d’Ivoire with its Doropo gold project and ABC project.

Sukari is a large-scale world-class Tier 1 asset with a long life, compelling cost profile (total cash costs of $970/oz and AISC of $1,196/oz in the 12 months ended 31 December 2023) and attractive development potential. The addition of Sukari immediately increases AngloGold Ashanti’s annual gold production by circa 450koz to over 3Moz for the 12 months ended 31 December 2023 (subsidiaries are reported on a consolidated basis whereas joint ventures are reported on an attributable basis) with an immediate reduction to combined unit total cash costs and AISC, underpinning improved and consistent free cash flow generation in the current gold price environment. AngloGold Ashanti expects Sukari to further benefit with open pit waste stripping moving back in line with life of mine averages after a period of accelerated stripping and from additional enhancements currently underway, including its grid connection and gravity circuit installation.

Sukari is a natural fit within AngloGold Ashanti’s portfolio of world-class assets and projects. Its geologic, mining and processing operations are complementary to AngloGold Ashanti’s existing capabilities and will benefit from AngloGold Ashanti’s expertise in operating similar mines, such as Geita. Furthermore, Sukari will increase AngloGold Ashanti’s proportion of 2023A gold production from its Tier 1 assets to 67 per cent. on a combined basis from 62 per cent. Since production began in 2009 (with commercial production starting in 2010), Sukari has produced over 5.9 million ounces of gold.

Consistent with AngloGold Ashanti’s financial priorities of generating attractive returns for shareholders, the Transaction is expected to be accretive to free cash flow per share in the first full year post-Completion and accretive to its NAV per share. The AngloGold Ashanti Board expects to maintain its current dividend policy after Completion.

By leveraging its existing capabilities and expertise, asset optimisation program and global scale, AngloGold Ashanti expects to realise additional upside and optimisation opportunities. The Transaction also provides an opportunity to leverage AngloGold Ashanti’s Full Asset Potential framework at an asset with similar operational characteristics to Geita. In addition, AngloGold Ashanti sees the potential to drive operational efficiencies and improvements through a streamlining of duplicated corporate footprint costs through integration with AngloGold Ashanti’s corporate infrastructure. Given its scale and increased purchasing power, AngloGold Ashanti expects to generate supply efficiencies at Sukari on mining consumables and other operating costs post-Completion.

AngloGold Ashanti expects it can deploy its world-class exploration expertise to unlock additional growth and mine life extension opportunities. AngloGold Ashanti believes there is significant production upside at Sukari in the various high-grade underground zones such as Amun, Ptah, Bast, Horus and Horus Deeps where current mineral resources are constrained by drilling and additional exploration has the potential to further enhance the life of mine at Sukari. The Transaction will also provide AngloGold Ashanti broader exposure to the highly prospective Arabian Nubian Shield including to Centamin’s significant near mine exploration opportunities within its Eastern Desert Exploration (EDX) blocks. In 2021 Centamin was awarded approximately 3,000 km² exploration tenements in the area representing highly prospective but underexplored geological terrain. Centamin has been systematically exploring these areas (now 2,644 km²) since its award, with a number of attractive prospects identified and further potential for significant additions. The most promising discovery is Little Sukari, identified from limited drill testing in Nugrus with reported downhole results of 46m at 3.3 g/t Au from 91m, 77m at 1.84 g/t Au from 44m and 69m at 2.01 g/t Au from 81m. Little Sukari is geologically analogous to Sukari and given its geographic proximity can leverage the adjacent Sukari lease and plant operation.

The predominantly equity-based nature of the Transaction maintains AngloGold Ashanti’s balance sheet strength. AngloGold Ashanti expects that with enhanced balance sheet flexibility and cashflow from Sukari, the Transaction will support AngloGold Ashanti’s ability to both return capital to shareholders and pursue greenfield and brownfield growth opportunities in Egypt and Côte d’Ivoire, at AngloGold Ashanti’s existing development initiatives in Nevada, Ghana and Colombia along with other brownfield initiatives across the portfolio, delivering attractive returns to both sets of shareholders.

AngloGold Ashanti believes it would be a well-suited operator of the Centamin portfolio given its significant breadth of experience and long track record in Africa. AngloGold Ashanti is also committed to being a responsible owner, including through its long-established integrated stakeholder engagement approach, strong partnerships with host governments and communities and world-class safety performance, across multiple jurisdictions.

4.	Recommendation of the Centamin Directors

The Centamin Directors, who have been so advised by BofA Securities and BMO as to the financial terms of the Transaction, consider the terms of the Transaction to be fair and reasonable. BofA Securities and BMO are providing independent financial advice to the Centamin Directors for the purposes of Rule 3 of the Takeover Code. In providing its advice each of BofA Securities and BMO has taken into account the commercial assessments of the Centamin Directors.

Accordingly, the Centamin Directors intend to unanimously recommend that Centamin Shareholders vote in favour of the Scheme at the Court Meeting and the Centamin Resolutions to be proposed at the Centamin General Meeting (or in the event that the Transaction is implemented by way of a Takeover Offer, to accept or procure acceptance of such Takeover Offer), as the Centamin Directors who are interested in Centamin Shares have irrevocably undertaken to do in respect of their own beneficial holdings of, in aggregate, 2,184,515 Centamin Shares, representing, in aggregate, approximately 0.188 per cent. of Centamin’s issued share capital as at the close of business on the Last Practicable Date. Further details of these irrevocable undertakings are set out in Appendix 4 to this Announcement.

5.	Background to and reasons for the Centamin Directors’ unanimous recommendation

Centamin was built on the exploration success of its Egyptian founders with the Sukari discovery in the 1990s and the benefit of the stable fiscal and legal framework under the Sukari Mining Concession ratified by special law no. 222 of 1994 by the Egyptian parliament. The subsequent development of the Sukari gold mine started the modernisation of an ancient gold mining jurisdiction, which remains one of the few remaining underexplored gold belts – Egypt’s mineral rich Eastern Desert, part of the wider Arabian Nubian Shield.

Sukari is Egypt’s first large-scale modern mine and a hub of employment and opportunity for Egypt, with a workforce of approximately 4,450 people, of which 96% are Egyptian. Egypt is a well-regarded operating jurisdiction, underpinned by a supportive government, good security and a well-developed infrastructure. Since production began in 2009, Sukari has produced over 5.9 million ounces of gold.

In March 2021, Centamin outlined its three-year plan to unlock the true potential of its operations which was grounded in operational discipline and rigorous long-term planning. This began with a comprehensive life of asset review, which culminated in the announcement of a new life-of-mine plan in October 2023. This identified a robust long-term plan focused on sustaining a 500,000 ounce per year production rate and an optimised cost base, maximising free cash flow generation over the asset life, whilst simultaneously reducing operating risk and carbon emissions.

The management team has made strong progress on delivering against this plan underpinned by strong operational performance and a continued focus on cost control and productivity improvements. In addition to Sukari, through its portfolio of development and exploration projects in Egypt and Côte d’Ivoire, Centamin is advancing an active pipeline of future growth prospects, including the Doropo project in Côte d’Ivoire, and exploring over 2,644 km2 of highly prospective exploration ground in Egypt’s Arabian Nubian Shield.

Total revenue for the 2023 year rose 13% from US$788 million to US$891 million, while net profit after tax posted a 14% increase from US$171 million to US$195 million and EPS from 6.29 to 7.97 US cents per share. Adjusted free cash flow for 2023 was US$49.0 million, up 379% on the prior year (2022: Negative US$17.6 million) reflecting the improved margins.

Following receipt of an unsolicited non-binding proposal from AngloGold Ashanti to acquire the issued and to be issued share capital of Centamin, AngloGold Ashanti and Centamin undertook a reciprocal due diligence exercise. The Centamin Directors, together with their advisers and consistent with their fiduciary duties, assessed the proposal and, following negotiation of the terms of the proposal, determined that it presented an attractive opportunity to combine with a larger, more diversified partner.

The Centamin Directors remain confident that Centamin’s existing strategy would deliver significant value for Centamin’s shareholders if Centamin remained an independent company and continued to execute its strategy successfully. However, the Centamin Directors also believe the terms of the Transaction acknowledge the quality of Centamin’s business and its future prospects, and the Centamin Directors have considered a range of factors in their assessment of the Transaction, including that the Transaction will form a stronger and more diversified combined group with an enhanced operating and financial profile driven by an attractive production and Mineral Resource base and promising combined development portfolio. Furthermore, the form of consideration proposed by AngloGold Ashanti allows Centamin shareholders to realise part of the value of their holding in cash, whilst benefitting from the value creation potential of the combined group.

The Centamin Directors:

●
believe that the Transaction represents highly compelling strategic and financial value for Centamin Shareholders, relative to the current trading of Centamin Shares on a risk-adjusted basis, with a premium of:

o	36.7 per cent. to the Closing Price of 120 pence per Centamin Share on 9 September 2024 (being the last Business Day before this Announcement); and

o
37.6 per cent. to the 30-day volume-weighted average Centamin share price as of 9 September 2024, based on the 30-day volume-weighted average share price of AngloGold Ashanti as at the same date. This date represents the last Business Day before this Announcement; and

●
note that the consideration in New AngloGold Ashanti Shares provides Centamin Shareholders with the opportunity to participate in the anticipated future value accretion of the Combined Group through Centamin Shareholders owning approximately 16.4 per cent. of the Combined Group.

As such, the Centamin Directors intend to unanimously recommend the Transaction to Centamin Shareholders.

In considering the intention to recommend the Transaction to Centamin Shareholders, the Centamin Directors have given due consideration to the intentions of AngloGold Ashanti for the Centamin Group and its management and employees. Furthermore, the Centamin Directors welcome AngloGold Ashanti’s intention that, following Completion, AngloGold Ashanti does not intend to make any material changes to Centamin’s existing community-related initiatives, and that AngloGold Ashanti does not intend that there will be any impact on SGM employees, nor does AngloGold Ashanti intend to make any material changes to Centamin Egypt employees or employees in Côte d’Ivoire.

6.	Dividends

Eligible Centamin Shareholders will be entitled to receive and retain the Centamin Interim Dividend, scheduled to be paid on 27 September 2024, as declared in the Centamin HY24 Results.

If, on or after the date of this Announcement and on or prior to the Effective Date, any dividend, distribution or other return of value is announced, declared, made, or paid or becomes payable in respect of Centamin (other than, or in excess of, the Centamin Interim Dividend), AngloGold Ashanti reserves the right (without prejudice to any right AngloGold Ashanti may have, with the consent of the Panel, to invoke the Condition set out in paragraph 11(C) in Part A of Appendix 1 to this Announcement) to:

●
reduce the Consideration by the value implied under the terms of the Transaction for the Centamin Shares by an amount up to the amount of any such dividend, other distribution or return of value, in which case any reference in this Announcement or in the Scheme Document to the Consideration will be deemed to be a reference to the Consideration so reduced; or

●
declare and pay an equalising dividend to AngloGold Ashanti Shareholders so as to reflect the value attributable to the dividend, distribution or return of capital announced, declared, made, paid or which becomes payable by Centamin, without any consequential change to the Consideration.

If (but only to the extent) AngloGold Ashanti exercises the above right to reduce the Consideration in respect of a dividend, other distribution or return of value, Centamin Shareholders shall be entitled to receive and retain any such dividend, distribution, or other return of value declared, made, or paid. For the avoidance of doubt, any exercise by AngloGold Ashanti of its rights referred to in this section, or in paragraph 7 of Part B of Appendix 1 to this Announcement shall not be regarded as constituting any revision or variation of this Transaction.

AngloGold Ashanti declared an interim dividend of US$0.22 per AngloGold Ashanti Share, scheduled to be paid on 13 September 2024, as declared in the AngloGold Ashanti HY24 Results announced on 6 August 2024 (the “AngloGold Ashanti Interim Dividend”). The next dividend which may be declared by AngloGold Ashanti would be in respect of the financial year ending 2024, expected to be declared and paid in Q1 2025. Under the terms of the Co-operation Agreement, AngloGold Ashanti has undertaken not to declare, make or pay any dividend, distribution or other return of value (other than the AngloGold Ashanti Interim Dividend) prior to the Effective Date (or, if earlier, the date on which the Transaction terminates).

If, on or after the date of this Announcement and on or prior to the Effective Date, any dividend, distribution or other return of value is announced, declared, made, or paid or becomes payable in respect of AngloGold Ashanti (other than, or in excess of, the AngloGold Ashanti Interim Dividend), Centamin reserves the right to declare and pay an equalising dividend to Centamin Shareholders so as to reflect the value attributable to the dividend, distribution or return of capital announced, declared, made, paid or which becomes payable by AngloGold Ashanti.

Dividend policy post-Completion

Other than as specified above, Centamin Shareholders will benefit from access to AngloGold Ashanti’s dividend policy in respect of each dividend for which the record date falls after the Effective Date. The AngloGold Ashanti Board expects to maintain its current dividend policy after Completion.

7.	Information on Centamin

Centamin is an established gold producer, with listings on the London Stock Exchange and Toronto Stock Exchange. Centamin’s flagship Tier 1 asset is Sukari, Egypt’s largest and first modern gold mine, as well as one of the world’s largest producing gold mines. Since production began in 2009, Sukari has produced over 5.9 million ounces of gold.

Through its large portfolio of exploration assets in Egypt and Côte d’Ivoire, Centamin is advancing an active pipeline of future growth prospects, including the feasibility study-stage Doropo project in Côte d’Ivoire, and over 2,644km2 of highly prospective exploration ground in Egypt’s Arabian Nubian Shield.

Centamin practises responsible mining activities, recognising its responsibility to deliver operational and financial performance and create lasting mutual benefit for all stakeholders through good corporate citizenship.

Centamin’s other assets, which are in development and exploration phases, are the Eastern Desert Exploration (EDX) Project in Egypt, and the Doropo project and the ABC project in Côte d’Ivoire.

Centamin Shares are publicly traded on the London Stock Exchange main market (symbol: CEY) and on the Toronto Stock Exchange (symbol: CEE). Centamin is headquartered in Jersey, Channel Islands and its registered office is at 2 Mulcaster Street, St. Helier, Jersey JE2 3NJ, Channel Islands.

For the year ended 31 December 2023, Centamin reported gold production of approximately 0.45 million ounces, total revenue of approximately US$891 million and profit before taxation of approximately US$195 million. For the six months ended 30 June 2024, Centamin reported gold production of approximately 0.22 million ounces, total revenue of approximately US$465 million and profit before taxation of approximately US$117 million.

8.	Information on AngloGold Ashanti

AngloGold Ashanti is a global gold mining company with a diverse, high-quality portfolio of operations, projects and exploration activities in nine countries across four continents. In addition to its principal product of gold, AngloGold Ashanti also produces silver (Argentina) and sulphuric acid (Brazil) as by-products. AngloGold Ashanti is continuing exploration and project study and development activities in Nevada, United States and project study activities in Colombia at the Quebradona copper/gold project, as well as various brownfields developments including, in particular, at its Obuasi mine in Ghana.
The AngloGold Ashanti Group was initially formed in June 1998 with the consolidation of the gold mining interests of Anglo American plc. In April 2004, it underwent a business combination with Ashanti Goldfields Company Limited. On 25 September 2023, the AngloGold Ashanti Group completed a corporate reorganisation whereby its operations were reorganised under a new parent company, AngloGold Ashanti plc, incorporated in the UK, with a primary listing of its ordinary shares on the New York Stock Exchange (and secondary listings on the Johannesburg Stock Exchange, A2X and Ghana Stock Exchange).

AngloGold Ashanti Shares are publicly traded on the New York Stock Exchange (symbol: AU), the Johannesburg Stock Exchange (symbol: ANG), the A2X (symbol: ANG) and the Ghana Stock Exchange (symbol: AGA). In addition, certain Ghanaian depositary shares of AngloGold Ashanti are publicly traded on the Ghana Stock Exchange (symbol: AAD).

The AngloGold Ashanti Group is headquartered in Denver, Colorado. AngloGold Ashanti’s registered office is at 4th Floor, Communications House, South Street, Staines-upon-Thames, Surrey TW18 4PR, United Kingdom.

For the year ended 31 December 2023, AngloGold Ashanti reported gold production of approximately 2.644 million ounces, revenue from product sales of approximately US$4,582 million and profit before taxation of approximately US$63 million. For the six months ended 30 June 2024, AngloGold Ashanti reported gold production of approximately 1.229 million ounces, revenue from product sales of approximately US$2,552 million and profit before taxation of approximately US$580 million. AngloGold Ashanti reports gold production for subsidiaries on a consolidated basis whereas gold production for joint ventures is reported on an attributable basis.

9.	Current trading

Current trading for both Centamin and AngloGold Ashanti continues in line with the statements made in their respective announcements on 10 September 2024 and 6 August 2024.

10.	AngloGold Ashanti’s intentions for the Centamin business and the Combined Group

Strategic plans for Centamin and the Combined Group

In the first 12 months following Completion, AngloGold Ashanti will conduct an assessment of Centamin’s operational assets by reference to AngloGold Ashanti’s Full Asset Potential programme, pursuant to which AngloGold Ashanti will consider how to optimise efficiencies and cost effectiveness, improve productivity and ensure that all spending decisions are thoroughly scrutinised and optimally structured. Further information on AngloGold Ashanti’s Full Asset Potential Programme is set out in AngloGold Ashanti’s UK annual report and accounts for the year ended 31 December 2023. AngloGold Ashanti does not intend to effect any changes to Centamin’s ongoing strategy and operations which would be material to the Centamin Group, nor does AngloGold Ashanti intend to redeploy any of the Centamin Group’s existing material fixed assets. AngloGold Ashanti does not intend the Transaction to have any material impact on the existing business of AngloGold Ashanti.

Sukari is a world-class, long-life, Tier 1 asset with strong strategic and operational alignment to AngloGold Ashanti’s high quality, globally diverse portfolio of operations and projects. This will provide the opportunity to build on AngloGold Ashanti’s track record, including leveraging its Full Asset Potential efficiency framework, in responsibly operating large-scale, open pit and underground mines in Africa, including those with comparable operational characteristics to Sukari, such as AngloGold Ashanti’s Geita mine in Tanzania. AngloGold Ashanti intends to invest in Sukari’s growth through further exploration and development, both within the Sukari concession area as well as in the immediately adjacent EDX blocks, that could further extend life or increase production.

Following Completion, AngloGold Ashanti will consider how best to maximise value and potential from Centamin’s other assets, including Doropo and ABC in Côte d’Ivoire.

Social responsibility and communities

Through its long-established integrated stakeholder engagement approach, AngloGold Ashanti is a committed and responsible owner of gold mining assets and supports the various communities in the areas in which it operates through a variety of social investment projects and initiatives. In the first 12 months following Completion, AngloGold Ashanti intends to review the community-related initiatives which Centamin has in place in Egypt against AngloGold Ashanti’s existing framework for community-related engagement, which is guided by the principles outlined in AngloGold Ashanti’s Sustainability Policy (which is published on AngloGold Ashanti’s website). AngloGold Ashanti does not intend to make any material changes to Centamin’s existing community-related initiatives.

Employees and management

Following Completion, the AngloGold Ashanti management team will lead the Combined Group. Alberto Calderon and Gillian Doran will continue as the Chief Executive Officer and the Chief Financial Officer, respectively. The existing AngloGold Ashanti Directors will continue on the Board of AngloGold Ashanti, with Jochen Tilk continuing to be the Chair.

AngloGold Ashanti greatly values the skills, knowledge and expertise of Centamin’s existing employees and recognises their importance to the achievements of Centamin. Following Completion, AngloGold Ashanti expects the employees of Centamin to continue to contribute to the success of the Combined Group.

AngloGold Ashanti intends to safeguard the existing employment rights of the management and employees of Centamin in accordance with applicable law. AngloGold Ashanti has no intention to make any material changes to the terms and conditions of employment of the Centamin employees, unless otherwise agreed with the relevant employee.

Following Completion, AngloGold Ashanti intends to review the management incentive structures of Centamin. AngloGold Ashanti has not and does not intend to discuss details of remuneration or incentivisation arrangements with the employees and management of the Centamin Group prior to Completion.

AngloGold Ashanti does not intend that there will be any impact on SGM employees, nor does AngloGold Ashanti intend to make any material changes to Centamin Egypt employees or employees in Côte d’Ivoire.

Subject to a review of the requirements of the Combined Group to be undertaken immediately following Completion, AngloGold Ashanti intends to simplify Centamin’s group holding structure and corporate functions, including removing any Centamin functions where AngloGold Ashanti already possesses the relevant expertise or that would overlap with existing AngloGold Ashanti functions and would therefore be duplicative in the context of the Combined Group, such as certain head office, corporate administration, research and support functions. AngloGold Ashanti intends to implement such simplification as soon as practicable following Completion in accordance with any applicable employee information and consultation requirements, and AngloGold Ashanti intends that job losses resulting from this simplification will not result in a material reduction in Centamin’s overall headcount. In connection with this simplification, AngloGold Ashanti intends to close Centamin’s existing head office in Jersey and group services office in London.

Martin Horgan, the Chief Executive Officer, and Ross Jerrard, the Chief Financial Officer, of Centamin will step down from their positions on Completion. The existing Centamin Directors will cease to be directors of the Board of Centamin from Completion.

Except as set out above, AngloGold Ashanti does not intend that the Transaction will result in any material change in the balance of skills and functions of employees and management of the Combined Group.

Pension schemes

The Centamin Group has confirmed to AngloGold Ashanti that the only pension scheme it currently makes available to its employees is a defined contribution pension scheme and it does not have any current or historical obligations towards any pension arrangements providing benefits on a defined benefit basis.

Following Completion, AngloGold Ashanti does not intend to make any changes to the agreed employer contributions into Centamin’s defined contribution pension arrangements, the accrual of benefits for existing members or the admission of new members to such pension arrangements, unless such changes are more favourable to the relevant member.

Locations and research and development

Following Completion, the global headquarters of the Combined Group and certain key functions will remain in Denver, Colorado, at the AngloGold Ashanti Group’s existing headquarters. As outlined above, it is intended that Centamin’s existing head office in Jersey and group services office in London will be closed. AngloGold Ashanti does not intend the Transaction to result in any closures of the other existing operational offices or sites of AngloGold Ashanti and Centamin.

Centamin is advancing a series of research and development initiatives in Egypt that are designed to support its transition to a low carbon economy. AngloGold Ashanti intends to continue to support the progression of these projects towards an investment decision as they have the potential to deliver both decarbonisation and margin improvements, most notably the grid connection project. This will be achieved by the integration of these workstreams into the research and development activities of the Combined Group and AngloGold Ashanti does not intend this integration to result in any job losses beyond the closure of the London and Jersey offices.

Trading facilities

Centamin’s shares are currently traded on the London Stock Exchange main market and the Toronto Stock Exchange. AngloGold Ashanti intends to cancel these arrangements, in each case, with effect from, or shortly following, the Effective Date and, following the Effective Date, to re-register Centamin as a private limited company. After the Effective Date, AngloGold Ashanti intends that Centamin will apply to cease to be a reporting issuer (or equivalent) under the securities laws of each province and territory of Canada in which it currently has such status (being all of the provinces of Canada other than Quebec), and that AngloGold Ashanti will become a reporting issuer (or equivalent) in each such province.

No post-offer undertakings

None of the statements in this section 10 is a “post-offer undertaking” for the purposes of Rule 19.5 of the Takeover Code.

11.	Financing of the Transaction

The cash consideration necessary to satisfy the Transaction in full will be funded from AngloGold Ashanti’s existing cash resources and drawings on the AngloGold Ashanti Group’s revolving credit facility. Goldman Sachs International, in its capacity as financial adviser to AngloGold Ashanti, is satisfied that sufficient resources are available to AngloGold Ashanti to satisfy in full the cash consideration payable by AngloGold Ashanti to Centamin Shareholders pursuant to the Transaction.

12.	Share Plans

Participants in the Centamin Share Incentive Plan will be contacted regarding the effect of the Transaction on their rights under the Centamin Share Incentive Plan and provided with further details concerning any proposals applicable to them in due course. Details of the impact of the Transaction on the Centamin Share Incentive Plan and any proposals will be set out in the Scheme Document or, as the case may be, the Offer Document and in separate letters to be sent to participants in the Centamin Share Incentive Plan.

13.	Conditions

The Transaction is subject to, amongst other things, approval of the Centamin Shareholders set out in paragraph 2 in Part A of Appendix 1 to this Announcement. Centamin Shareholders are urged to read the Conditions and certain further terms set out in this Announcement, including Appendix 1 to this Announcement, and the full terms and conditions which will be set out in the Scheme Document.

Save for the Competition Condition, the prior consent or approval of the Egyptian Government for the Transaction is not required as a matter of Egyptian law. However, consistent with its approach to constructive, collaborative and respectful stakeholder relationships, AngloGold Ashanti (in co-operation with Centamin) initiated discussions with the Egyptian Government to emphasise AngloGold Ashanti’s commitment to Egypt and to maintaining Centamin’s good working relationship with the Egyptian Government.

Notwithstanding this positive engagement, the Egyptian Condition is specifically drawn to the attention of the Centamin Shareholders. AngloGold Ashanti considers that if any of the circumstances contemplated in the Egyptian Condition were to occur, this would fundamentally undermine the rationale behind the Transaction and, therefore, AngloGold Ashanti does not intend to implement the Transaction if any such circumstances materialise.

The Egyptian Condition has been included at AngloGold Ashanti’s request, for the reasons stated above and to take account of the particular circumstances of the Transaction following negotiation between AngloGold Ashanti and Centamin.

Centamin Shareholders and AngloGold Ashanti Shareholders should note that AngloGold Ashanti intends to seek the Panel’s consent to invoke the Egyptian Condition in accordance with Rule 13.5(a) of the Takeover Code if any of the circumstances described in the Egyptian Condition materialise. A decision by the Panel whether to permit AngloGold Ashanti to invoke a Condition would be judged by the Panel by reference to the facts at the time that the relevant circumstances arise, including the views of the Centamin Directors at the time.

14.	Offer-related Arrangements

Confidentiality Agreement

AngloGold Ashanti and Centamin entered into the Confidentiality Agreement on 18 April 2024 in connection with the Transaction, pursuant to which, among other things, each of AngloGold Ashanti and Centamin has undertaken to: (i) keep information relating to the Transaction and each other party’s group confidential and not to disclose it to third parties, subject to certain exceptions; and (ii) use such confidential information only in connection with the Transaction. These confidentiality obligations will remain in force until 17 April 2026.

Clean Team Agreement

AngloGold Ashanti and Centamin have entered into a Clean Team Agreement dated 23 April 2024 which sets out, among other things, how any confidential information that is competitively sensitive can be disclosed, used or shared between AngloGold Ashanti’s clean team individuals and/or external advisers and Centamin’s clean team individuals and/or external advisers.

Confidentiality and Joint Defence Agreement

AngloGold Ashanti, Centamin and their respective external counsel have entered into a Confidentiality and Joint Defence Agreement dated 23 April 2024, the purpose of which is to ensure that the exchange and/or disclosure of certain materials relating to the parties and in relation to, in particular, the anti-trust and regulatory workstream only takes place between their respective external counsel and external experts, and does not diminish in any way the confidentiality of such materials and does not result in a waiver of any privilege, right or immunity that might otherwise be available.

Co-operation Agreement

On 10 September 2024, AngloGold Ashanti and Centamin entered into the Co-operation Agreement in relation to the Transaction. Pursuant to the Co-operation Agreement:

●	AngloGold Ashanti has agreed to use all reasonable efforts to achieve or enable the satisfaction or waiver of the Conditions;

●
AngloGold Ashanti has agreed to be primarily responsible for contacting and corresponding with the relevant regulatory authorities in relation to the Competition Condition with a view to satisfying the Competition Condition as soon as reasonably practicable (and in any event so as to enable the Scheme to become Effective by the Long Stop Date), subject to AngloGold Ashanti consulting with and updating Centamin to a reasonable extent;

●	AngloGold Ashanti and Centamin have agreed to certain customary undertakings to co-operate in relation to satisfying the Competition Condition; and

●	AngloGold Ashanti has agreed to provide Centamin with certain information as may be reasonably requested and is required for the Scheme Document.

The Co-operation Agreement records the intention of AngloGold Ashanti and Centamin to implement the Transaction by way of the Scheme, subject to AngloGold Ashanti’s right to switch to a Takeover Offer in certain circumstances. AngloGold Ashanti and Centamin have agreed to certain customary provisions if the Scheme should switch to a Takeover Offer.

The Co-operation Agreement also contains provisions that shall apply in respect of AngloGold Ashanti Shareholders’ and Centamin Shareholders’ dividend entitlements, directors’ and officers’ insurance and the Centamin Share Incentive Plan and other incentive arrangements.

The Co-operation Agreement shall terminate, among other things:

●	if AngloGold Ashanti and Centamin so agree in writing at any time prior to the Effective Date;

●
upon service of written notice by AngloGold Ashanti to Centamin if: (i) prior to the Long Stop Date, a third party announces a firm intention to make an offer or revised offer for Centamin which is publicly recommended by the Centamin Directors; or (ii) the Centamin Directors change their recommendation in certain circumstances;

●
upon service of written notice by AngloGold Ashanti to Centamin if the Transaction is being implemented by the Scheme and the Court Meeting, the Centamin General Meeting and/or the Scheme Court Hearing is not held on or before the 22nd day after the expected date for each respective meeting or hearing, as set out in the Scheme Document (or such later date, if any, as may be (i) agreed in writing between AngloGold Ashanti and Centamin; or (ii) (in a competitive situation) specified by AngloGold Ashanti with the consent of the Panel, and in each case that (if so required) the Court may allow);

●
upon written notice by either party to the other if: (i) the Scheme is not approved by the requisite majority of Centamin Shareholders at the Court Meeting or the Centamin Resolutions are not passed by the requisite majority of Centamin Shareholders at the Centamin General Meeting; (ii) the Court refuses to sanction the Scheme; (iii) prior to the Long Stop Date, a third party announces a firm intention to make an offer for Centamin which completes, becomes effective or is declared or becomes unconditional in all respects; or (iv) prior to the Long Stop Date, a competing proposal completes, becomes effective or is declared or becomes unconditional;

●
upon service of written notice by AngloGold Ashanti to Centamin stating that a Condition has been invoked by AngloGold Ashanti (where the invocation of the relevant Condition has been permitted by the Takeover Panel) and that such Condition is incapable of satisfaction by the Long Stop Date (and, if it is capable of waiver, that AngloGold Ashanti will not waive the relevant Condition);

●
if the Transaction is withdrawn, lapses or terminates on or prior to the Long Stop Date other than: (i) as a result of AngloGold Ashanti’s exercise of the right to switch to a Takeover Offer; or (ii) where it is otherwise to be followed within five Business Days (or such other period agreed between AngloGold Ashanti and Centamin) by a firm offer announcement made by AngloGold Ashanti or any person acting in concert with AngloGold Ashanti by a different offer or scheme of arrangement on substantially the same or improved terms; or

●	unless otherwise agreed by the parties in writing or required by the Takeover Panel, on the Effective Date, if it has not occurred on or before the Long Stop Date.

15.	Scheme of Arrangement

It is intended that the Transaction will be implemented by way of a court-sanctioned scheme of arrangement between Centamin and the Scheme Shareholders under article 125 of the Jersey Companies Law. However, AngloGold Ashanti reserves the right to elect, with the consent of the Panel and subject to the terms of the Co-operation Agreement, to implement the Transaction by way of a Takeover Offer for the entire issued and to be issued share capital of Centamin as an alternative to the Scheme. In such an event, a Takeover Offer will be implemented on substantially the same terms, so far as applicable, as those which would apply to the Scheme.

If the Transaction is effected by way of a Takeover Offer, and such Takeover Offer becomes or is declared unconditional in all respects and sufficient acceptances are received, AngloGold Ashanti intends to exercise its rights to apply the provisions of Part 18 of the Jersey Companies Law so as to acquire compulsorily the remaining Centamin Shares in respect of which the Takeover Offer has not been accepted.

The purpose of the Scheme is to provide for AngloGold Ashanti to become owner of the whole of the issued and to be issued share capital of Centamin. The procedure involves, among other things, an application by Centamin to the Court to sanction the Scheme, in consideration for which the Scheme Shareholders will receive the Consideration on the basis set out in section 2 (The Transaction) of this Announcement.

The Transaction will be subject to the Conditions and certain further terms set out in Appendix 1 to this Announcement (and to the full terms and conditions which will be set out in the Scheme Document) and will only become Effective if, among other things, the following events occur on or before the Long Stop Date:

●
a resolution to approve the Scheme is passed by a majority in number of the Centamin Shareholders present and voting (and entitled to vote) at the Court Meeting, either in person or by proxy, representing seventy-five per cent. or more of the voting rights of all Centamin Shares voted;

●	the Centamin Resolutions are passed by the requisite majority of Centamin Shareholders present and voting (and entitled to vote) at the Centamin General Meeting, either in person or by proxy;

●	the Condition relating to the competition clearance set out in paragraph 6 of Part A of Appendix 1 to this Announcement is satisfied in accordance with its terms;

●	following the Centamin Meetings, the Scheme is sanctioned (with or without modification, and, if with modification, on terms agreed by AngloGold Ashanti and Centamin) by the Court; and

●	following such sanction, the Court Order is delivered to the Registrar of Companies.

In addition to the events set out above occurring on or before the Long Stop Date, the Transaction is conditional on the Egyptian Condition not being invoked in accordance with Rule 13.5(a) (with the consent of the Panel).

Upon the Scheme becoming effective: (i) it will be binding on all Scheme Shareholders, irrespective of whether or not they attended or voted at the Court Meeting or the Centamin General Meeting (and if they attended and voted, whether or not they voted in favour); and (ii) share certificates in respect of Centamin Shares will cease to be valid and should be destroyed, and entitlements to Centamin Shares held within the CREST system will be cancelled.

Any Centamin Shares issued before the Scheme Record Time will be subject to the terms of the Scheme. The Centamin Resolutions to be proposed at the Centamin General Meeting will, among other things, provide that the Centamin Articles be amended to incorporate provisions requiring any Centamin Shares issued after the Scheme Record Time (other than to AngloGold Ashanti and/or its nominees) to be automatically transferred to AngloGold Ashanti on the same terms as the Transaction (other than terms as to timings and formalities). The provisions of the Centamin Articles (as amended) will avoid any person (other than AngloGold Ashanti and its nominees) holding shares in the capital of Centamin after the Effective Date.

If the Scheme does not become unconditional and effective on or before the Long Stop Date, it will lapse and the Transaction will not proceed.

It is expected that the Scheme Document, containing further information about the Transaction and notices of the Court Meeting and Centamin General Meeting, together with the Forms of Proxy, will be mailed to Centamin Shareholders as soon as reasonably practicable. The Centamin Meetings are expected to be held on or around 28 October 2024.

The Scheme Document will also contain the expected timetable for the Transaction, specify the necessary actions to be taken by Centamin Shareholders, and set out how Centamin Shareholders can hold, access and trade their interests in New AngloGold Ashanti Shares. The Scheme is expected to become Effective during Q4 2024, subject to the satisfaction (or, where applicable, waiver) of all relevant Conditions and further terms set out in Appendix 1.

The Scheme will be governed by Jersey law and will be subject to the jurisdiction of the courts of Jersey and to the conditions and further terms set out in this Announcement and the Scheme Document. The Transaction and the Scheme will be subject to the applicable requirements of the Takeover Code, the Panel, the London Stock Exchange, the FCA, the SEC, the Toronto Stock Exchange, the New York Stock Exchange, the Johannesburg Stock Exchange, the A2X, the Ghana Stock Exchange and applicable securities laws.

16.	Disclosure of Interests

Save as set out above, as at the date of this Announcement, neither AngloGold Ashanti, nor any of its directors, nor, so far as AngloGold Ashanti is aware, any person acting in concert (within the meaning of the Takeover Code) with AngloGold Ashanti:

●
has any interest in, or right to subscribe for, any Centamin Shares nor does any such person have any short position in Centamin Shares, including any short position under a derivative, any agreement to sell, any delivery obligation or right to require another person to purchase or take delivery of Centamin Shares;

●	has borrowed or lent any Centamin Shares or entered into any financial collateral arrangements relating to Centamin Shares; or

●	is party to any dealing of the kind referred to in Note 11 on the definition of acting in concert in the Takeover Code in relation to the relevant securities of Centamin.

It has not been practicable for AngloGold Ashanti to make enquiries of all of its concert parties in advance of the release of this Announcement. Therefore, if AngloGold Ashanti becomes aware, following the making of such enquiries, that any of its concert parties have any additional interests in the relevant securities of Centamin, all relevant details in respect of AngloGold Ashanti’s concert parties will be included in AngloGold Ashanti’s Opening Position Disclosure in accordance with Rule 8.1(a) and Note 2(a)(i) on Rule 8 of the Takeover Code.

17.	Delisting and re-registration

Prior to the Scheme becoming effective, it is intended that applications will be made to: (a) the London Stock Exchange to cancel trading in Centamin Shares on its main market for listed securities; (b) the FCA to cancel the listing of the Centamin Shares from the Official List; and (c) the Toronto Stock Exchange to delist the Centamin Shares, in each case with effect from or shortly following the Effective Date.

The last day of dealings in, and registration of transfers of, Centamin Shares on the London Stock Exchange and the Toronto Stock Exchange is expected to be the Business Day immediately prior to the Effective Date and no transfers will be registered after 6.00 p.m. (London time) and 4.00 p.m. (Toronto time), as applicable, on that date.

On the Effective Date, Centamin will become a wholly owned subsidiary of AngloGold Ashanti and share certificates in respect of the Centamin Shares will cease to be valid and should be destroyed. In addition, the entitlements held within the CREST system to the Centamin Shares will be cancelled on the Effective Date.

After the Effective Date: (a) it is expected that AngloGold Ashanti will cause Centamin to apply to cease to be a reporting issuer (or equivalent) under the securities laws of each province and territory of Canada in which it currently has such status (being all of the provinces of Canada other than Quebec); and (b) AngloGold Ashanti will become a reporting issuer (or equivalent) in each such province.

As soon as possible after the Effective Date, it is intended that Centamin will be re-registered as a private company under the relevant provisions of the Jersey Companies Law.

18.	Listing of the New AngloGold Ashanti Shares

AngloGold Ashanti intends to make applications to the New York Stock Exchange, the Johannesburg Stock Exchange, the A2X and the Ghana Stock Exchange for the listing of the New AngloGold Ashanti Shares on each of these stock exchanges. It is expected that the listing and trading of the New AngloGold Ashanti Shares on each of these stock exchanges will become effective upon or shortly after the Effective Date.

19.	Consents

Gordon Dyal & Co, Goldman Sachs International, BofA Securities and BMO have each given and not withdrawn their consent to the publication of this Announcement with the inclusion herein of the references to their names in the form and content in which they appear.

20.	Fractional entitlements

Fractions of New AngloGold Ashanti Shares will not be allotted or issued pursuant to the Transaction. Instead, Centamin Shareholders who otherwise would have received a fraction of a New AngloGold Ashanti Share will instead receive an amount in cash rounded to the nearest US cent, based on the amount obtained by multiplying such fraction by the average Closing Price of AngloGold Ashanti Shares on the NYSE on each of the five consecutive trading days ending on the trading day which is two trading days prior to the Effective Date, except that individual entitlements of less than US$5.00 will not be paid but will be retained for the benefit of the Combined Group.

21.	Documents available for inspection

Copies of the following documents will by no later than 12 noon (London time) on 11 September 2024 be published on AngloGold Ashanti’s and Centamin’s websites at www.anglogoldashanti.com and www.centamin.com until the end of the Transaction:

●	this Announcement;

●	the irrevocable commitments referred to in section 4 (Recommendation of the Centamin Directors) above and further described in Appendix 4 to this Announcement;

●	the Confidentiality Agreement;

●	the Confidentiality and Joint Defence Agreement;

●	the Clean Team Agreement; and

●	the Co-operation Agreement.

The contents of any website referred to in this Announcement are not incorporated into and do not form part of this Announcement.

22.	General

AngloGold Ashanti reserves the right to elect, with the consent of the Panel and subject to the terms and conditions of the Co-operation Agreement, to implement the Transaction by way of a Takeover Offer for the entire issued and to be issued share capital of Centamin not already held by AngloGold Ashanti as an alternative to the Scheme. In such an event, a Takeover Offer will be implemented on substantially the same terms, so far as applicable, as those which would apply to the Scheme.

If the Transaction is effected by way of a Takeover Offer and such Takeover Offer becomes or is declared unconditional in all respects and sufficient acceptances are received, AngloGold Ashanti intends: (i) that an application will be made to: (a) the London Stock Exchange to cancel trading in Centamin Shares on its main market for listed securities; (b) the FCA to cancel the listing of the Centamin Shares from the Official List; and (c) to the Toronto Stock Exchange to delist the Centamin Shares, in each case with effect from or shortly following the Effective Date; and (ii) to exercise its rights to apply the relevant provisions of Part 18 (Compromises and arrangements) of the Jersey Companies Law to acquire compulsorily the remaining Centamin Shares to which the Takeover Offer extends and in respect of which the Takeover Offer has not been accepted.

In the event that the Transaction is to be implemented by way of a Takeover Offer, the Centamin Shares will be acquired pursuant to the Takeover Offer fully paid and free from all liens, charges, equitable interests, encumbrances and rights of pre-emption and any other interests of any nature whatsoever and together with all rights attaching thereto. Any new Centamin Shares issued to AngloGold Ashanti pursuant to the Scheme will be issued on the same basis, other than as specified in this Announcement.

The Transaction will be subject to the Conditions and certain further terms set out in this Announcement, including Appendix 1 to this Announcement, and to the full terms and conditions which will be set out in the Scheme Document. Appendix 2 to this Announcement contains the bases of calculation and sources of certain information contained in this Announcement. A reconciliation of Non-GAAP financial measures used in this Announcement is set out in Appendix 3 to this Announcement. Details of the irrevocable undertakings received by AngloGold Ashanti in connection with the Transaction are set out in Appendix 4 to this Announcement. Certain terms used in this Announcement are defined in Appendix 5 to this Announcement.

Enquiries

AngloGold Ashanti
Media enquiries:	media@anglogoldashanti.com
Andrea Maxey Stewart Bailey	+61 08 9435 4603 / +61 400 072 199 +27 81 032 2563
Investor enquiries:	yrchowthee@anglogoldashanti.com / amaxey@anglogoldashanti.com
Yatish Chowthee	+27 11 637 6273 / +27 78 364 2080

Andrea Maxey	+61 08 9435 4603 / +61 400 072 199
Stewart Bailey	+27 81 032 2563
FGS Global (public relations adviser to AngloGold Ashanti)	+44 20 7251 3801
Faeth Birch, James Murgatroyd, Sarah Roberts
Gordon Dyal & Co (lead financial adviser to AngloGold Ashanti)	+1 212 321 4010
Gordon Dyal, Stefan Grimbacher, Matt Strain
Goldman Sachs International Limited (financial adviser to AngloGold Ashanti)	+44 (0) 20 7774 1000
Nimesh Khiroya, David Hammond, Charles Tongue, Warren Stables
Centamin
Michael Stoner, Head of Corporate	investor@centaminplc.com
FTI Consulting (public relations adviser to Centamin)	+44 20 3727 1000 centamin@fticonsulting.com
Ben Brewerton, Sara Powell, Nick Hennis
BofA Securities (financial adviser to Centamin)	+44 (0)20 7628 1000
Ben Davies, Geoff Iles, George Close-Brooks, Abhi Khabra, Sid Rishi
BMO Capital Markets (financial adviser to Centamin)	+44 (0)20 7236 1010
Gary Mattan, Tom Rider, Pascal Lussier-Duquette, Nick Macann

Slaughter and May is acting as legal adviser to AngloGold Ashanti in connection with the Transaction.

Norton Rose Fulbright LLP is acting as legal adviser to Centamin in connection with the Transaction.

Inside information

This Announcement contains inside information as stipulated under the Market Abuse Regulation No. 596/2014 (incorporated into UK law by virtue of the European Union (Withdrawal) Act 2018 as amended by virtue of the Market Abuse (Amendment) (EU Exit) Regulations 2019). Upon the publication of this Announcement via a regulatory information service, this inside information is now considered to be in the public domain.

Further information

This Announcement is for information purposes only and is not intended to and does not constitute, or form part of, any offer or invitation, or the solicitation of any offer or invitation, to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction pursuant to the Transaction or otherwise, nor shall there be any sale, issuance or transfer of securities of AngloGold Ashanti or Centamin in any jurisdiction pursuant to the Transaction in contravention of applicable laws.

The Transaction will be made and implemented solely pursuant to the terms of the Scheme Document (or if the Transaction is implemented by way of a Takeover Offer, the Offer Document), which will contain the full terms and conditions of the Transaction, including details of how to vote in respect of the Transaction. Any vote or other decision in respect of, or other response to, the Transaction should be made only on the basis of the information contained in the Scheme Document (or if the Transaction is implemented by way of a Takeover Offer, the Offer Document).

Centamin and AngloGold Ashanti will prepare the Scheme Document (or if the Transaction is implemented by way of a Takeover Offer, the Offer Document) to be distributed to Centamin Shareholders. Centamin and AngloGold Ashanti urge Centamin Shareholders to read the Scheme Document (or if the Transaction is implemented by way of a Takeover Offer, the Offer Document) when it becomes available because it will contain important information relating to the Transaction.

Any vote in respect of resolutions to be proposed at the Centamin Meetings to approve the Transaction, the Scheme or related matters, should be made only on the basis of the information contained in the Scheme Document.

This Announcement does not constitute a prospectus, prospectus equivalent document or an exempted document.

The statements contained in this Announcement are made as at the date of this Announcement, unless some other time is specified in relation to them, and publication of this Announcement shall not give rise to any implication that there has been no change in the facts set forth in this Announcement since such date.

This Announcement does not constitute or form part of, and should not be construed as, any public offer under any applicable legislation or an offer to sell or solicitation of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments. The Transaction may have tax consequences for Centamin Shareholders. Centamin Shareholders are urged to consult with their own legal, tax and financial advisers in connection with making a decision regarding this Transaction.

Disclaimers

Gordon Dyal & Co, which is registered in the United States with FINRA and regulated by the SEC, is acting exclusively for AngloGold Ashanti and no one else in connection with the Transaction and will not be responsible to anyone other than AngloGold Ashanti in respect of protections that may be afforded to clients of Gordon Dyal & Co or for providing advice in relation to the Transaction or any other matters referred to herein. Neither Gordon Dyal & Co nor any of its affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Gordon Dyal & Co in connection with this Announcement, any statement contained herein or otherwise.

Goldman Sachs International, which is authorised by the PRA and regulated by the FCA and the PRA in the United Kingdom, is acting exclusively for AngloGold Ashanti and no one else in connection with the matters set out in this Announcement and will not be responsible to anyone other than AngloGold Ashanti for providing the protections afforded to clients of Goldman Sachs International or for providing advice in relation to the matters referred to in this Announcement. Neither Goldman Sachs International nor any of its affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Goldman Sachs International in connection with this Announcement, any statement contained herein or otherwise.

BofA Securities, a subsidiary of Bank of America Corporation, which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting exclusively for Centamin and for no one else in connection with the matters set out in this Announcement and will not be responsible to anyone other than Centamin for providing the protections afforded to its clients or for providing advice in relation to the subject matter of this Announcement or any other matters referred to in this Announcement. Neither BofA Securities nor any of its affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of BofA Securities in connection with this Announcement, any statement contained herein or otherwise.

BMO, which is authorised and regulated by the FCA in the United Kingdom, is acting exclusively for Centamin and no one else in connection with the matters set out in this Announcement and will not regard any other person as its client in relation to the matters in this Announcement and will not be responsible to anyone other than Centamin for providing the protections afforded to clients of BMO nor for providing advice in relation to any matter referred to in this Announcement. Neither BMO nor any of its affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of BMO in connection with this Announcement, any statement contained herein or otherwise.

Overseas jurisdictions

The availability of the Transaction and/or the New AngloGold Ashanti Shares, and the release, publication or distribution of this Announcement in, into or from jurisdictions other than the United Kingdom, the United States, Canada or Jersey may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the United Kingdom, the United States, Canada or Jersey should inform themselves about, and observe any applicable legal or regulatory requirements.

In particular, the ability of persons who are not citizens of or resident in the United Kingdom, the United States, Canada or Jersey, or who are subject to the laws of another jurisdiction, to vote their Centamin Shares with respect to the Scheme at the Court Meeting, or to execute and deliver Forms of Proxy appointing another to vote at the Court Meeting on their behalf, may be affected by the laws of the relevant jurisdictions in which they are located or of which they are citizens.

Persons who are not resident in the United Kingdom, the United States, Canada or Jersey should inform themselves of, and observe any applicable legal or regulatory requirements of their jurisdictions. Any failure to comply with the applicable restrictions may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, the companies and persons involved in the Transaction disclaim any responsibility or liability for the violation of such restrictions by any person.

Unless otherwise determined by AngloGold Ashanti or required by the Takeover Code, and permitted by applicable law and regulation, the Transaction will not be made available, in whole or in part, directly or indirectly, in, into or from a Restricted Jurisdiction where to do so would constitute a violation of the relevant laws or regulations of such jurisdiction and no person may vote in favour of the Transaction by any such use, means, instrumentality or from within a Restricted Jurisdiction or any other jurisdiction if to do so would constitute a violation of the laws of that jurisdiction.

Copies of this Announcement and any formal documentation relating to the Transaction are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in or into or from any Restricted Jurisdiction and persons receiving such documents (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send it in or into or from any Restricted Jurisdiction. Doing so may render invalid any related purported vote in respect of the Transaction. If the Transaction is implemented by way of a Takeover Offer (unless otherwise permitted by applicable law and regulation), the Takeover Offer may not be made, in whole or in part, directly or indirectly, in or into, or by the use of mails or any means or instrumentality (including, but not limited to, facsimile, e-mail or other electronic transmission, telex or telephone) of interstate or foreign commerce of, or of any facility of a national, state or other securities exchange of any Restricted Jurisdiction and the Takeover Offer may not be capable of acceptance by any such use, means, instrumentality or facilities.

Further details in relation to Overseas Shareholders will be contained in the Scheme Document and Centamin Shareholders are advised to read carefully the Scheme Document and related Forms of Proxy once these have been mailed.

The Transaction will be subject to Jersey law and the jurisdiction of the Court, and the applicable requirements of the Takeover Code, the Panel, the London Stock Exchange, the FCA, the SEC, the Toronto Stock Exchange, the New York Stock Exchange, the Johannesburg Stock Exchange, the A2X, the Ghana Stock Exchange and applicable securities laws.

Notice to Centamin Canadian Shareholders

The enforcement by Centamin Canadian Shareholders of civil liabilities under applicable Canadian securities laws may be affected adversely by the fact that AngloGold Ashanti and Centamin are incorporated or organised under the laws of a jurisdiction other than Canada, that some or all of AngloGold Ashanti’s and Centamin’s officers and directors are and will be residents of countries other than Canada, that some or all of the experts named in this Announcement may be residents of countries other than Canada, and that all or a substantial portion of the assets of AngloGold Ashanti, Centamin and such persons are and will be located outside Canada. As a result, it may be difficult or impossible for Centamin Canadian Shareholders to effect service of process within Canada upon AngloGold Ashanti, Centamin, their respective officers or directors or the experts named herein, or to realise against them, upon judgments of courts of Canada predicated upon liabilities under applicable Canadian securities laws. In addition, Centamin Canadian Shareholders should not assume that the courts of England and Wales or Jersey: (a) would enforce judgments of courts of Canada obtained in actions against such persons predicated upon civil liabilities under applicable Canadian securities laws; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under applicable Canadian securities laws.

The distribution of the New AngloGold Ashanti Shares pursuant to the Transaction will constitute a distribution of securities that is exempt from the prospectus requirements of applicable Canadian securities laws and is exempt from or otherwise is not subject to the registration requirements under applicable Canadian securities law. The New AngloGold Ashanti Shares received pursuant to the Transaction will not be legended and may be resold through registered dealers in all of the provinces and territories of Canada provided that (i) the trade is not a “control distribution” as defined under applicable Canadian securities laws, (ii) no unusual effort is made to prepare the market or to create a demand for AngloGold Ashanti Shares, (iii) no extraordinary commission or consideration is paid to a person in respect of such sale, and (iv) if the selling security holder is an insider (as defined under applicable Canadian securities laws) or officer of AngloGold Ashanti, as the case may be, the selling security holder has no reasonable grounds to believe that AngloGold Ashanti is in default of applicable Canadian securities laws.

Centamin Canadian Shareholders should be aware that the Transaction may have tax consequences in Canada and should consult their own tax advisers to determine the particular tax consequences to them of the Transaction in light of their particular circumstances, as well as any tax consequences that may arise under the laws of any other relevant foreign, state, local or other taxing jurisdiction.

Notice to Centamin US Shareholders

The Transaction relates to the shares of a Jersey company and is being made by means of a scheme of arrangement provided for under the Jersey Companies Law. The New AngloGold Ashanti Shares to be issued pursuant to the Transaction have not been registered under the US Securities Act, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the US Securities Act. The New AngloGold Ashanti Shares to be issued pursuant to this Transaction by means of a scheme of arrangement will be issued in reliance upon the exemption from the registration requirements of the US Securities Act, pursuant to the exemption from registration set forth in Section 3(a)(10) thereof, and also will not be subject to the tender offer rules under the US Exchange Act. Accordingly, the Scheme will be subject to the disclosure requirements and practices applicable to schemes of arrangement involving a target company incorporated in Jersey and listed on the London Stock Exchange and the Toronto Stock Exchange, which differ from the disclosure requirements of the US tender offer rules. If, in the future, AngloGold Ashanti exercises its right to implement the Transaction by way of a Takeover Offer, such Takeover Offer will be made in compliance with the applicable US laws and regulations, including the registration requirements of the US Securities Act, and the tender offer rules under the US Exchange Act and any applicable exemptions provided thereunder.

Investors are urged to read any documents related to the Transaction filed, furnished or to be filed or furnished with the SEC, because they will contain important information regarding the Transaction and any related offer of securities. Such documents will be available free of charge at the SEC’s website at www.sec.gov or by directing a request to AngloGold Ashanti’s contact for enquiries identified above. Nothing in this Announcement shall be deemed an acknowledgement that any SEC filing is required or that an offer requiring registration under the US Securities Act may ever occur in connection with the Transaction.

Neither the SEC nor any US state securities commission has approved or disapproved of the New AngloGold Ashanti Shares to be issued in connection with the Transaction, or determined if this Announcement is truthful or complete. Any representation to the contrary is a criminal offence in the United States.

It may be difficult for Centamin US Shareholders to enforce their rights and any claims arising out of the US federal securities laws in connection with the Transaction, since AngloGold Ashanti and Centamin are incorporated under the laws of a non-US jurisdiction, some or all of their respective directors and officers may be residents of a non-US jurisdiction, and a substantial portion of AngloGold Ashanti’s and Centamin’s assets and these non-resident persons will be located outside of the United States. Centamin US Shareholders may not be able to sue a non-US company or its directors and officers in a non-US court for violations of the US federal securities laws. Further, it may be difficult to compel a non-US company and its affiliates to subject themselves to the jurisdiction or judgment of a US court.

Except in relation to Non-GAAP financial measures, any financial statements or other financial information included in this Announcement and the Scheme Document (or, if the Transaction is implemented by way of a Takeover Offer, the Offer Document) has been or will have been prepared in accordance with (i) with respect to Centamin, accounting standards applicable in the United Kingdom and Jersey, and (ii) with respect to AngloGold Ashanti, IFRS Accounting Standards as issued by the IASB, that in each case may not be comparable to financial information of US companies or companies whose financial statements are prepared in accordance with US GAAP. US GAAP differs in certain significant respects from accounting standards applicable in the United Kingdom and Jersey as well as IFRS Accounting Standards as issued by the IASB. None of the financial statements or other financial information relating to Centamin in this Announcement has been audited in accordance with auditing standards generally accepted in the United States or the auditing standards of the Public Company Accounting Oversight Board (United States).

In accordance with normal UK practice, AngloGold Ashanti, its nominees, or their brokers (acting as agents), may from time to time make certain purchases of, or arrangements to purchase, Centamin Shares outside of the United States, other than pursuant to the Transaction, until the date on which the Transaction becomes effective, lapses or is otherwise withdrawn. Also, in accordance with Rule 14e-5(b) of the US Exchange Act, each of Goldman Sachs International, BofA Securities and BMO will continue to act as an exempt principal trader in Centamin Shares and AngloGold Ashanti Shares outside of the United States. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices and comply with applicable law, including the US Exchange Act. Any information about such purchases will be disclosed as required in the United Kingdom and Canada, will be reported to the Regulatory News Service of the London Stock Exchange and will be available on the London Stock Exchange website at www.londonstockexchange.com.

Centamin US Shareholders also should be aware that the Transaction may have tax consequences in the United States and, that such consequences, if any, are not described herein. Centamin US Shareholders are urged to consult with their own legal, tax and financial advisers in connection with making a decision regarding this Transaction.

Cautionary Note Regarding Forward-Looking Statements

This Announcement (including information incorporated by reference into this Announcement), oral statements made regarding the Transaction, and other information published or to be published by AngloGold Ashanti and/or Centamin, contain statements which are, or may be deemed to be, “forward-looking statements”. Forward-looking statements are prospective in nature and are not based on historical facts, but rather on current expectations and projections of the management of AngloGold Ashanti and Centamin (as applicable) about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements.

The forward-looking statements contained in this Announcement include statements with respect to the financial condition, results of operations and business of Centamin and certain plans and objectives of AngloGold Ashanti with respect thereto and other statements other than historical facts. Often, but not always, forward-looking statements can be identified by the fact that they do not relate only to historical or current facts and may use forward-looking words, phrases and expressions such as “anticipate”, “target”, “expect”, “believe”, “intend”, “foresee”, “predict”, “project”, “estimate”, “forecast”, “intend”, “plan”, “budget”, “scheduled”, “goal”, “believe”, “hope”, “aims”, “continue”, “likely”, “will”, “may”, “might”, “should”, “would”, “could”, “seek”, “plan”, “scheduled”, “possible”, “continue”, “potential”, “outlook”, “target” or other similar words, phrases, and expressions; provided that the absence thereof does not mean that a statement is not forward-looking. Similarly, statements that describe objectives, plans or goals are or may be forward-looking statements. These statements are based on assumptions and assessments made by Centamin and/or AngloGold Ashanti in light of their experience and their perception of historical trends, current conditions, future developments and other factors they believe appropriate. By their nature, forward-looking statements involve known and unknown risk and uncertainty and other factors which may cause actual results, performance, actions, achievements or developments to differ materially from those expressed in or implied by such, because they relate to events and depend on circumstances that will occur in the future. Although AngloGold Ashanti and/or Centamin believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and you are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this Announcement.

There are a number of factors which could cause actual results, performance, actions, achievements or developments to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to: the ability to proceed with or complete the Transaction; the ability to obtain requisite regulatory and shareholder approvals and the satisfaction of other Conditions on the proposed terms; changes in the global, political, economic, social, business and competitive environments and in market and regulatory forces; changes in future inflation, deflation, exchange and interest rates; changes in tax and national insurance rates; future business combinations, capital expenditures, acquisitions or dispositions; changes in general and economic business conditions; changes in the behaviour of other market participants; the anticipated benefits of the Transaction not being realised as a result of changes in general economic and market conditions in the countries in which AngloGold Ashanti and Centamin operate; changes in or enforcement of national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices, expropriation or nationalisation of property and political or economic developments in Argentina, Australia, Brazil, Colombia, Côte d’Ivoire, Democratic Republic of the Congo, Egypt, Ghana, Guinea, Guyana, Tanzania, the United States and other jurisdictions in which the AngloGold Ashanti Group and Centamin Group carry on business or may carry on business in the future; fluctuations in the spot and forward price of gold, copper, silver and other metals or certain other commodities (such as diesel fuel, natural gas and electricity); the results of exploration activities and feasibility studies; the speculative nature of mineral exploitation and development; risks that exploration data may be incomplete and considerable additional work may be required to complete future evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment; future prices of gold and other metals; possible variations of ore grade or recovery rates; accidents, labour disputes and other risks of the mining industry; discovery of archaeological ruins; risk of loss due to acts of war, terrorism, sabotage and civil disturbances operating or technical difficulties in connection with mining or development activities, including geotechnical challenges and disruptions in the maintenance or provision of required infrastructure and information technology systems; outcome of pending or future litigation proceedings; the failure to maintain effective internal control over financial reporting or effective disclosure controls and procedures, the inability to remediate one or more material weaknesses, or the discovery of additional material weaknesses, in the internal control over financial reporting; other business and operational risks and challenges; failure to comply with environmental and health and safety laws and regulations; timing of receipt of, or failure to comply with, necessary notices, concessions, permits and approvals; weak, volatile or illiquid capital and/or credit markets; changes in the degree of competition in the geographic and business areas in which AngloGold Ashanti and Centamin operate; any public health crises, pandemics or epidemics (including but not limited to the COVID-19 pandemic) and repercussions thereof; changes to the Boards of AngloGold Ashanti and/or Centamin and/ or the composition of their respective workforces; safety and technology risks; exposures to terrorist activity, IT system failures, cyber-crime, fraud and pension scheme liabilities; risks relating to environmental matters such as climate change including AngloGold Ashanti and/or Centamin’s ability along with the government and other stakeholders to measure, manage and mitigate the impacts of climate change effectively; changes to law and/or the policies and practices of regulatory and governmental bodies; Russia’s invasion of Ukraine, conflicts in the Middle East, and any cost of living crisis or recession. Other unknown or unpredictable factors could cause actual results, performance, actions, achievements or developments to differ materially from those expected, estimated or projected in the forward-looking statements. If any one or more of these risks or uncertainties materialises or if any one or more of the assumptions proves incorrect, actual results, performance, actions, achievements or developments may differ materially from those expected, estimated or projected. Such forward-looking statements should therefore be construed in the light of such factors.

Neither AngloGold Ashanti nor Centamin, nor any of their respective associates, directors, officers or advisers, provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this Announcement will actually occur. Given the risks and uncertainties, you are cautioned not to place undue reliance on these forward-looking statements. Specific reference is made to the risk factors included in AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2023 filed with the SEC for a more detailed discussion of some of the factors which may affect AngloGold Ashanti’s ability to achieve the expectations set forth in the forward-looking statements contained in this Announcement.

Neither AngloGold Ashanti nor Centamin assumes any obligation to update or correct the information contained in this Announcement (whether as a result of new information, future events or otherwise), except as required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or Centamin or any person acting on their behalf are qualified by the cautionary statements herein.

Dealing and Opening Position Disclosure Requirements

Under Rule 8.3(a) of the Takeover Code, any person who is interested in one per cent. or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified.

An Opening Position Disclosure must contain details of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th business day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th business day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Takeover Code, any person who is, or becomes, interested in one per cent. or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror, save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the business day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4 of the Takeover Code).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Panel’s website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. You should contact the Panel’s Market Surveillance Unit on +44 (0)20 7638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure.

Publication on website

In accordance with Rule 26.1 of the Takeover Code, a copy of this Announcement and the documents required to be published under Rule 26 of the Takeover Code, will be made available free of charge, subject to certain restrictions relating to persons resident in Restricted Jurisdictions, on AngloGold Ashanti’s website at www.anglogoldashanti.com and Centamin’s website at www.centamin.com by no later than 12 noon (London time) on the first Business Day following the date of this Announcement. This Announcement will also be filed and available under Centamin’s profile on SEDAR+ at www.sedarplus.com. For the avoidance of doubt, neither the contents of these websites nor the contents of any websites accessible from any hyperlinks are incorporated into or form part of this Announcement.

No profit forecasts, profit estimates or quantified financial benefits statements

No statement in this Announcement is intended as a profit forecast, profit estimate or quantified financial benefits statement for any period.

Rule 2.9 Disclosure

For the purposes of Rule 2.9 of the Takeover Code, AngloGold Ashanti confirms that, as at 6 September 2024, being two Business Days before the date of this Announcement, it had in issue 420,558,842 ordinary shares of US$1 each. If the number of ordinary shares that AngloGold Ashanti has in issue as at the date of this Announcement is different from that as at 6 September 2024, AngloGold Ashanti will make a further announcement pursuant to Rule 2.9 of the Takeover Code. The International Securities Identification Number (ISIN) for the ordinary shares is GB00BRXH2664. There are no AngloGold Ashanti Shares held in treasury.

For the purposes of Rule 2.9 of the Takeover Code, Centamin confirms that, as at the date of this Announcement, it had in issue 1,161,082,695 ordinary shares of no par value. The International Securities Identification Number (ISIN) for the ordinary shares is JE00B5TT1872. There are no Centamin Shares held in treasury.

Rounding

Certain figures included in this Announcement have been subjected to rounding adjustments. Accordingly, figures shown for the same category presented in different tables may vary slightly and figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

Requesting hard copy documents

In accordance with Rule 30.3 of the Takeover Code, Centamin Shareholders, persons with information rights and participants in the Centamin Share Incentive Plan may request a hard copy of this Announcement (and any information incorporated by reference in this Announcement) by contacting Centamin’s registrars, Computershare, during business hours at +44 (0)370 707 4040 or by submitting a request in writing to Computershare Investor Services (Jersey) Limited, The Pavilions, Bridgwater Road, Bristol BS99 6ZY, United Kingdom or, for Centamin Shareholders in Canada, Computershare Investor Services Inc., c/100 University Avenue, 8th Floor, Toronto ON M5J 2Y1, Canada.

For persons who receive a copy of this Announcement in electronic form or via a website notification, a hard copy of this Announcement will not be sent unless so requested. Such persons may also request that all future documents, announcements and information to be sent to them in relation to the Transaction should be in hard copy form.

Electronic communications

Please be aware that addresses, electronic addresses and certain information provided by Centamin Shareholders, persons with information rights and other relevant persons for the receipt of communications from Centamin may be provided to AngloGold Ashanti during the Offer Period as requested under Section 4 of Appendix 4 of the Takeover Code to comply with Rule 2.11(c) of the Takeover Code.

Non-GAAP Financial Measures

In this Announcement, the financial items “total cash costs”, “total cash costs per ounce”, “all-in sustaining costs” and “all-in sustaining costs per ounce” are presented, which have been determined using industry guidelines and practices and are not measures under IFRS. In addition, the financial items “free cash flow” and “adjusted free cash flow” are also presented which are not measures under IFRS either. An investor should not consider these items in isolation or as alternatives to cost of sales, mine production costs, cash flows from operating activities, net cash generated from operating activities or any other measure of financial performance presented in accordance with IFRS or as an indicator of the AngloGold Ashanti Group’s or Centamin Group’s performance. The AngloGold Ashanti Group and Centamin Group use certain Non-GAAP performance measures and ratios in managing their businesses and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative to, the reported operating results or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures that other companies use. Refer to Appendix 3 for definitions and reconciliations.
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APPENDIX 1

CONDITIONS TO AND CERTAIN FURTHER TERMS OF THE TRANSACTION

Part A

Conditions to the Scheme and the Transaction

Long Stop Date

1.
The Transaction will be conditional upon the Scheme becoming unconditional and becoming effective, subject to the provisions of the Takeover Code, by no later than 11.59 p.m. (London time) on the Long Stop Date.

Scheme approval condition

2.	The Scheme will be conditional upon:

(A)
(i) approval of the Scheme by a majority in number of the Centamin Shareholders present and voting, either in person or by proxy, representing seventy-five per cent. or more of the voting rights of all Centamin Shares voted, at the Court Meeting or at any adjournment of such meeting; and (ii) such Court Meeting or any adjournment of such meeting being held on or before the 22nd day after the expected date of the Court Meeting to be set out in the Scheme Document in due course (or such later date, if any, (a) as may be agreed in writing between AngloGold Ashanti and Centamin, or (b) (in a competitive situation) as may be specified by AngloGold Ashanti with the consent of the Panel, and in each case that (if so required) the Court may allow);

(B)
(i) the Centamin Resolutions being duly passed by the requisite majority or majorities at the Centamin General Meeting or at any adjournment of that meeting; and (ii) such Centamin General Meeting or any adjournment of such meeting being held on or before the 22nd day after the expected date of the Centamin General Meeting to be set out in the Scheme Document in due course (or such later date, if any, (a) as may be agreed in writing between AngloGold Ashanti and Centamin, or (b) (in a competitive situation) as may be specified by AngloGold Ashanti with the consent of the Panel, and in each case that (if so required) the Court may allow); and

(C)
(i) the sanction of the Scheme (with or without modification by the Court but subject to any such modification being acceptable to AngloGold Ashanti and Centamin); (ii) the Scheme Court Hearing being held on or before the 22nd day after the expected date of the Scheme Court Hearing to be set out in the Scheme Document in due course (or such later date, if any, (a) as may be agreed in writing between AngloGold Ashanti and Centamin, or (b) (in a competitive situation) as may be specified by AngloGold Ashanti with the consent of the Panel, and in each case that (if so required) the Court may allow); and (iii) the delivery of the Court Order to the Registrar of Companies for registration.

In addition, AngloGold Ashanti and Centamin have agreed that the Transaction will be conditional upon the following Conditions and, accordingly, the necessary actions to make the Scheme effective will not be taken unless the following Conditions (as amended if appropriate) have been satisfied or, where relevant, waived.

US Listing of New AngloGold Ashanti Shares

3.	In respect of the listing of the New AngloGold Ashanti Shares on the New York Stock Exchange:

(A)
confirmation having been received by AngloGold Ashanti from the New York Stock Exchange that the New AngloGold Ashanti Shares have been conditionally accepted for listing, subject to official notice of issuance, on the New York Stock Exchange (and such acceptance not having been withdrawn);

(B)
in the event the Transaction is implemented by way of a Takeover Offer, absent an available exemption from the registration requirements of the US Securities Act, AngloGold Ashanti’s registration statement having been declared effective by the SEC and no stop order having been issued or proceedings for suspension of the effectiveness of the AngloGold Ashanti’s registration statement having been initiated by the SEC; and

(C)
any and all consents or approvals required from The Depository Trust Company or Cede & Co to accept the New AngloGold Ashanti Shares into The Depository Trust Company’s depository and book-entry transfer system having been obtained.

Secondary listings of the New AngloGold Ashanti Shares

4.	In respect of the listing of the New AngloGold Ashanti Shares:

(A)
confirmation having been received by AngloGold Ashanti from the Johannesburg Stock Exchange that it has unconditionally granted all approvals for the listing, by way of secondary inward listing, of the New AngloGold Ashanti Shares on the Main Board of the Johannesburg Stock Exchange, and the approval by the Johannesburg Stock Exchange of all documentation required by the Johannesburg Stock Exchange to be submitted to it in connection with such listing;

(B)	confirmation having been received by AngloGold Ashanti from the A2X that it has unconditionally granted all approvals for the listing of the New AngloGold Ashanti Shares on the A2X; and

(C)
confirmation having been received by AngloGold Ashanti from the Ghana Stock Exchange that it has unconditionally granted all approvals for the listing of the New AngloGold Ashanti Shares on the Ghana Stock Exchange.

Egyptian Condition

5.
The Egyptian Government (as may be represented by the Ministry of Petroleum and Mineral Resources or another appropriate official representative, body or office) not having taken or made, or having threatened that it intends to take or make, any action or decision to: (i) prohibit or otherwise object to the Transaction; (ii) impose material additional conditions or obligations on AngloGold Ashanti and/or Centamin in connection with the Transaction; or (iii) terminate or materially modify the Concession Agreement or the Exploitation Lease or, in each case, any related rights thereunder, which in each case is or might reasonably be expected to be material in the context of the wider Centamin Group taken as a whole.

Competition

6.
A pre-merger review filing having been submitted to and accepted by the Egyptian Competition Authority, under the Egyptian Competition Law’s executive regulations issued by prime ministerial decree no. 1316 for 2005 as amended, including by prime ministerial decree no. 1120 of 2024 of the Egyptian Competition Law and the receipt, on terms reasonably satisfactory to AngloGold Ashanti, of an approval from the Egyptian Competition Authority of the Transaction or lapse of the relevant statutory pre-merger review period set out in the Egyptian Competition Law without a response from the Egyptian Competition Authority (as applicable).

Other third party clearances

7.
Other than in respect of or in connection with the Conditions set out in paragraphs 5 and 6 above, the waiver (or non-exercise within any applicable time limits) by any relevant government or governmental, quasi-governmental, supranational, statutory, regulatory, environmental or investigative body, court, trade agency, association, institution, any entity owned or controlled by any relevant government or state, or any other body or person whatsoever in any jurisdiction (each a “Third Party”) of any termination right, right of pre-emption, first refusal or similar right (which is material in the context of the Wider Centamin Group taken as a whole or in the context of the Transaction) arising as a result of or in connection with the Scheme or the Transaction.

8.
Other than in respect of or in connection with the Conditions set out in paragraphs 5 and 6 above, all notifications, filings or applications which are necessary or appropriate having been made in connection with the Transaction and all statutory or regulatory obligations in any jurisdiction having been complied with in connection with the Transaction or the acquisition by any member of the Wider AngloGold Ashanti Group of any shares or other securities in, or control of, Centamin and all authorisations, orders, recognitions, grants, consents, determinations, licences, confirmations, clearances, permissions, exemptions and approvals deemed necessary or appropriate by AngloGold Ashanti or any member of the Wider AngloGold Ashanti Group (in each such case, acting reasonably) for or in respect of the Transaction including without limitation, its implementation and financing, or the proposed direct or indirect acquisition of any shares or other securities in, or control of, Centamin or any member of the Wider Centamin Group by any member of the Wider AngloGold Ashanti Group having been obtained in terms and in a form reasonably satisfactory to AngloGold Ashanti from all appropriate Third Parties or persons with whom any member of the Wider Centamin Group has entered into contractual arrangements and all such authorisations, orders, recognitions, grants, consents, determinations, licences, confirmations, clearances, exemptions, permissions and approvals reasonably considered necessary or appropriate to carry on the business of any member of the Wider Centamin Group which are material in the context of the Wider AngloGold Ashanti Group or the Wider Centamin Group as a whole or for or in respect of the Transaction including, without limitation, its implementation or financing remaining in full force and effect and all filings necessary for such purpose having been made and there being no notice or intimation of any intention to revoke or not to renew any of the same at the time at which the Transaction becomes otherwise unconditional and all necessary statutory or regulatory obligations in any jurisdiction having been complied with.

9.
Other than in respect of or in connection with the Conditions set out in paragraphs 5 and 6 above, no Third Party having given notice of a decision to take, institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference (and, in each case, not having withdrawn the same), or having required any action to be taken, or otherwise having done anything, or having enacted, made or proposed any statute, regulation, decision or order or change to published practice, and there not continuing to be outstanding any statute, regulation, decision or order or having taken any other action or step which would or might reasonably be expected to:

(A)
require, prevent or delay the divestiture, or materially alter the terms envisaged for any proposed divestiture by any member of the Wider AngloGold Ashanti Group or any member of the Wider Centamin Group of all or any portion of their respective businesses, assets or property or impose any limitation on the ability of any of them to conduct their respective businesses (or any of them) or to own any of their respective assets or properties or any part thereof which, in any such case, is material in the context of the Wider AngloGold Ashanti Group or the Wider Centamin Group in either case taken as a whole or in the context of the Transaction;

(B)	require, prevent or delay the divestiture by any member of the Wider AngloGold Ashanti Group of any shares or other securities in Centamin;

(C)
impose any material limitation on, or result in a material delay in, the ability of any member of the Wider AngloGold Ashanti Group directly or indirectly to acquire or to hold or to exercise effectively any rights of ownership in respect of shares or loans or securities convertible into shares or any other securities (or the equivalent) in any member of the Wider Centamin Group or the Wider AngloGold Ashanti Group or to exercise voting or management control over any such member;

(D)
otherwise adversely affect the business, assets, profits or prospects of any member of the Wider AngloGold Ashanti Group or of any member of the Wider Centamin Group to an extent which is material in the context of the Wider AngloGold Ashanti Group or the Wider Centamin Group in either case taken as a whole or in the context of the Transaction;

(E)
make the Scheme or the Transaction or, in each case, its implementation or the acquisition or proposed acquisition by AngloGold Ashanti or any member of the Wider AngloGold Ashanti Group of any shares or other securities in, or control of, Centamin void, illegal, and/or unenforceable under the laws of any jurisdiction, or otherwise, directly or indirectly, restrain, restrict, prohibit, delay, challenge or otherwise interfere with the same, or impose material additional conditions or obligations with respect thereto;

(F)
require any member of the Wider AngloGold Ashanti Group or the Wider Centamin Group to offer to acquire any shares or other securities (or the equivalent) or interest in any member of the Wider Centamin Group or the Wider AngloGold Ashanti Group owned by any third party;

(G)
impose any limitation on the ability of any member of the Wider Centamin Group to integrate or co-ordinate its business, or any part of it, with the businesses of any other members which is adverse to and material in the context of the Wider Centamin Group taken as a whole or in the context of the Transaction; or

(H)	result in any member of the Wider Centamin Group ceasing to be able to carry on business under any name under which it presently does so,

and all applicable waiting and other time periods (including any extensions thereof) during which any such Third Party could institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference or any other step under the laws of any jurisdiction in respect of the Scheme or the Transaction, or the acquisition or proposed acquisition of any Centamin Shares having expired, lapsed or been terminated.

Certain matters arising as a result of any arrangement, agreement etc.

10.
Save as Disclosed, there being no provision of any agreement, arrangement, licence, permit or other instrument to which any member of the Wider Centamin Group is a party or by or to which any such member or any of its assets may be bound, entitled or subject, or any circumstance, which in consequence of the Transaction, or the acquisition or proposed acquisition of any shares or other securities (or equivalent) in Centamin or because of a change in the control or management of Centamin or otherwise, could or might reasonably be expected to result in any of the following (to an extent which is material and adverse in the context of the Wider Centamin Group or the Wider AngloGold Ashanti Group, in either case, taken as a whole or in the context of the Transaction):

(A)
any moneys borrowed by or any other indebtedness or liabilities (actual or contingent) of, or grant available to any such member, being or becoming repayable or capable of being declared repayable immediately or earlier than their or its stated maturity date or repayment date or the ability of any such member to borrow moneys or incur any indebtedness being withdrawn or inhibited or being capable of becoming or being withdrawn or inhibited;

(B)
any such agreement, arrangement, licence, permit or instrument or the rights, liabilities, obligations or interests of any such member thereunder being terminated or adversely modified or affected or any obligation or liability arising or any action being taken or arising thereunder;

(C)
any asset or interest of any such member being or failing to be disposed of or charged or ceasing to be available to any such member or any right arising under which any such asset or interest could be required to be disposed of or charged or could cease to be available to any such member otherwise than in the ordinary course of business;

(D)	the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property, assets or interest of any such member;

(E)
the rights, liabilities, obligations or interests of any such member in, or the business of any such member with, any person, firm, company or body (or any arrangement or arrangements relating to any such interest or business) being terminated, adversely modified or affected;

(F)	the value of any such member or its financial or trading position or prospects being prejudiced or adversely affected;

(G)	any such member ceasing to be able to carry on business under any name under which it presently does so; or

(H)
the creation or acceleration of any liability, actual or contingent, by any such member (including any material tax liability or any obligation to obtain or acquire any material authorisation, order, grant, recognition, determination, confirmation, consent, licence, clearance, permission, exemption, approval, notice, waiver, concession, agreement or exemption from any Third Party or any person), other than trade creditors or other liabilities incurred in the ordinary course of business or in connection with the Transaction, and no event having occurred which, under any provision of any agreement, arrangement, licence, permit or other instrument to which any member of the Wider Centamin Group is a party or by or to which any such member or any of its assets may be bound, entitled or subject, would or might reasonably be expected to result in any of the events or circumstances as are referred to in sub-paragraphs (A) to (H) (inclusive) of this paragraph 10.

Certain events occurring since 31 December 2023

11.	Save as Disclosed, no member of the Wider Centamin Group having, since 31 December 2023:

(A)
save as between Centamin and wholly-owned subsidiaries of Centamin or for Centamin Shares issued under or pursuant to the exercise of options and vesting of awards granted under the Centamin Share Incentive Plan (or previous Centamin share plans), issued, or agreed to issue, authorised or proposed the issue of additional shares of any class;

(B)
save as between Centamin and wholly-owned subsidiaries of Centamin or for the grant of options and awards under the Centamin Share Incentive Plan, issued or agreed to issue, authorised or proposed the issue of securities convertible into shares of any class or rights, warrants or options to subscribe for, or to acquire, any such shares or convertible securities;

(C)
other than to another member of the Centamin Group, recommended, declared, paid or made or proposed to recommend, declare, pay or make any bonus issue, dividend or other distribution whether payable in cash or otherwise, other than, or in excess of, the Centamin Interim Dividend;

(D)
save for intra-Centamin Group transactions, merged or demerged with any body corporate or acquired or disposed of or transferred, mortgaged or charged or created any security interest over any assets or any right, title or interest in any asset (including shares and trade investments) or authorised or proposed or announced any intention to propose any merger, demerger, acquisition or disposal, transfer, mortgage, charge or security interest, in each case, other than in the ordinary course of business and, in each case, to the extent material in the context of the Wider Centamin Group taken as a whole or in the context of the Transaction;

(E)
save for intra-Centamin Group transactions, made or authorised or proposed or announced an intention to propose any change in its loan capital, in each case, to the extent material in the context of the Wider Centamin Group taken as a whole or in the context of the Transaction;

(F)
save for intra-Centamin Group transactions, issued, authorised or proposed the issue of any debentures or, save in the ordinary course of business, incurred or increased any indebtedness or become subject to any contingent liability;

(G)
purchased, redeemed or repaid or announced any proposal to purchase, redeem or repay any of its own shares or other securities or reduced or, save in respect to the matters mentioned in sub-paragraph (A) of this paragraph 11, made any other change to any part of its share capital;

(H)
other than pursuant to the Transaction, implemented, or authorised, proposed or announced its intention to implement, any reconstruction, merger, demerger, amalgamation, scheme, commitment or other transaction or arrangement otherwise than in the ordinary course of business;

(I)	entered into or changed the terms of any contract with any director or senior executive;

(J)
entered into or varied or authorised, proposed or announced its intention to enter into or vary any contract, transaction, arrangement or commitment (whether in respect of capital expenditure or otherwise) which is of a long term, onerous or unusual nature or magnitude or which is or could be restrictive on the businesses of any member of the Wider Centamin Group or the Wider AngloGold Ashanti Group or which involves or could involve an obligation of such a nature or magnitude which is other than in the ordinary course of business and is material or would reasonably likely to be material in the context of the Wider Centamin Group taken as a whole or in the context of the Transaction;

(K)
(other than in respect of a member which is dormant and was solvent at the relevant time) taken any corporate action or steps or had any legal proceedings started or threatened against it in relation to the suspension of payments, a moratorium of any indebtedness, or petition presented or made for its winding-up, dissolution or reorganisation or for the appointment of a receiver, administrative receiver, administrator, manager, trustee or similar officer of all or any part of its assets or revenues or any analogous proceedings in any jurisdiction or had any such person appointed or any analogous person appointed in any jurisdiction;

(L)	waived or compromised any claim otherwise than in the ordinary course of business which is material in the context of the Wider Centamin Group taken as a whole or in the context of the Transaction;

(M)
entered into any contract, transaction or arrangement which would be restrictive on the business of any member of the Wider Centamin Group other than to a nature and extent which is normal in the context of the business concerned, and in each such case which is material or would reasonably likely to be material in the context of the Wider Centamin Group taken as a whole;

(N)	made any material alteration to its memorandum or articles of association or other incorporation documents;

(O)
been unable, or admitted in writing that it is unable, to pay its debts or commenced negotiations with one or more of its creditors with a view to rescheduling or restructuring any of its indebtedness, or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business;

(P)
entered into any contract, commitment, arrangement or agreement otherwise than in the ordinary course of business or passed any resolution or made any offer (which remains open for acceptance) with respect to, or announced any intention to, or proposed to, effect any of the transactions, matters or events referred to in this paragraph 11;

(Q)	made or agreed or consented to any change to:

(i)	the terms of the trust deeds or other governing documents constituting the pension scheme(s) established by any member of the Wider Centamin Group for its directors, employees or their dependents;

(ii)	the contributions payable to any such scheme(s) or to the benefits which accrue or to the pensions which are payable thereunder;

(iii)	the basis on which qualification for, or accrual or entitlement to, such benefits or pensions are calculated or determined; or

(iv)	the basis upon which the liabilities (including pensions) of such pension schemes are funded, valued or made,

and, in each case, to the extent material in the context of the Wider Centamin Group taken as a whole or in the context of the Transaction;

(R)
proposed, agreed to provide or modified the terms of any share option scheme, incentive scheme or other benefit constituting a material change relating to the employment or termination of employment of a material category of persons employed by the Wider Centamin Group which is material in the context of the Wider Centamin Group taken as a whole or in the context of the Transaction; or

(S)
taken (or agreed or proposed to take) any action which requires, or would require, the consent of the Panel or the approval of Centamin Shareholders in general meeting in accordance with, or as contemplated by, Rule 21.1 of the Takeover Code, and, for the purposes of sub-paragraphs (C), (D), (E) and (F) of this paragraph 11, the term “Centamin Group” shall mean Centamin and its wholly-owned subsidiaries.

No adverse change, litigation or regulatory enquiry

12.	Save as Disclosed, since 31 December 2023:

(A)
no adverse change or deterioration having occurred in the business, assets, financial or trading position or profits, operational performance or prospects of any member of the Wider Centamin Group which, in any such case, is material in the context of the Wider Centamin Group taken as a whole or in the context of the Transaction and no circumstances have arisen which would or might reasonably be expected to result in such adverse change or deterioration;

(B)
no litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the Wider Centamin Group is or may become a party (whether as a plaintiff, defendant or otherwise) and no enquiry, review or investigation by, or complaint or reference to, any Third Party or other investigative body against or in respect of any member of the Wider Centamin Group having been instituted, announced, implemented or threatened by or against or remaining outstanding in respect of any member of the Wider Centamin Group which in any such case has adversely affected, or might reasonably be expected to adversely affect, any member of the Wider Centamin Group in a way that is material in the context of the Wider Centamin Group taken as a whole or in the context of the Transaction;

(C)
no contingent or other liability having arisen or become apparent to AngloGold Ashanti or increased which has adversely affected, or might reasonably be expected to adversely affect, any member of the Wider Centamin Group in a way that is material in the context of the Wider Centamin Group taken as a whole or in the context of the Transaction;

(D)
no member of the Wider Centamin Group having conducted its business in breach of any applicable laws and regulations which is material in the context of the Wider Centamin Group taken as a whole or in the context of the Transaction; and

(E)
other than in the circumstances set out in paragraph 5 above, no steps having been taken which are likely to result in the withdrawal, cancellation, termination or modification of any licence or permit held by any member of the Wider Centamin Group which is necessary for the proper carrying on of its business and the withdrawal, cancellation, termination or modification of which has, had or would reasonably be expected to have, an adverse effect which is material in the context of the Wider Centamin Group taken as a whole or in the context of the Transaction.

No discovery of certain matters

13.	Save as Disclosed, AngloGold Ashanti not having discovered:

(A)
that any financial, business or other information concerning the Wider Centamin Group as contained in the information publicly disclosed at any time by or on behalf of any member of the Wider Centamin Group is materially misleading, contains a material misrepresentation of fact or omits to state a fact necessary to make that information not misleading, in each case, to the extent material in the context of the Wider Centamin Group taken as a whole or in the context of the Transaction;

(B)
that any member of the Wider Centamin Group or partnership, company or other entity in which any member of the Wider Centamin Group has a significant economic interest and which is not a subsidiary undertaking of Centamin is subject to any liability (contingent or otherwise), in each case, to the extent material in the context of the Wider Centamin Group taken as a whole or in the context of the Transaction; or

(C)
any information which affects the import of any information Disclosed at any time by or on behalf of any member of the Wider Centamin Group and which is material in the context of the Wider Centamin Group taken as a whole or in the context of the Transaction.

14.	Save as Disclosed, AngloGold Ashanti not having discovered that:

(A)
any past or present member of the Wider Centamin Group has failed to comply with any and/or all applicable legislation or regulation, of any jurisdiction with regard to the use, treatment, handling, storage, carriage, disposal, spillage, release, discharge, leak or emission of any waste or hazardous substance or any substance likely to impair the environment or harm human health or animal health or otherwise relating to environmental matters or the health and safety of humans, or that there has otherwise been any such use, treatment, handling, storage, carriage, disposal, spillage, release, discharge, leak or emission (whether or not the same constituted a non-compliance by any person with any such legislation or regulations, and wherever the same may have taken place) any of which storage, carriage, disposal, spillage, release, discharge, leak or emission would be likely to give rise to any liability (actual or contingent) or cost on the part of any member of the Wider Centamin Group and which is material in the context of the Wider Centamin Group taken as a whole or in the context of the Transaction;

(B)
there is, or is likely to be, for any reason whatsoever, any liability (actual or contingent) of any past or present member of the Wider Centamin Group to make good, remediate, repair, reinstate or clean up any property or any controlled waters now or previously owned, occupied, operated or made use of or controlled by any such past or present member of the Wider Centamin Group (or on its behalf) or by any person for which a member of the Wider Centamin Group is or has been responsible, or in which any such member may have or previously have had or be deemed to have had an interest, under any environmental legislation, regulation, notice, circular or order of any Third Party and which is material in the context of the Wider Centamin Group taken as a whole or in the context of the Transaction;

(C)
circumstances exist (whether as a result of the Transaction or otherwise) which would be reasonably likely to lead to any Third Party instituting, or whereby any member of the Wider AngloGold Ashanti Group or any present or past member of the Wider Centamin Group would be likely to be required to institute, an environmental audit or take any other steps which would in any such case be reasonably likely to result in any liability (whether actual or contingent) to improve, modify existing or install new plant, machinery or equipment or carry out changes in the processes currently carried out or make good, remediate, repair, re-instate or clean up any land or other asset currently or previously owned, occupied or made use of by any past or present member of the Wider Centamin Group (or on its behalf) or by any person for which a member of the Wider Centamin Group is or has been responsible, or in which any such member may have or previously have had or be deemed to have had an interest and which is material in the context of the Wider Centamin Group taken as a whole or in the context of the Transaction; or

(D)
circumstances exist whereby a person or class of persons would be likely to have any claim or claims in respect of any product or process of manufacture or materials used therein currently or previously manufactured, sold or carried out by any past or present member of the Wider Centamin Group which claim or claims would be likely, materially and adversely, to affect any member of the Wider Centamin Group and which is material in the context of the Wider Centamin Group taken as a whole or in the context of the Transaction.

Anti-corruption, economic sanctions, criminal property and money laundering

15.	Save as Disclosed, AngloGold Ashanti not having discovered that:

(A)	any:

(i)
past or present member, director, officer or employee of the Wider Centamin Group is or has at any time engaged in any activity, practice or conduct which would constitute an offence under the Bribery Act 2010, the US Foreign Corrupt Practices Act of 1977 or any other applicable anti-corruption or anti-bribery law, rule or regulation or any other applicable law, rule, or regulation concerning improper payments or kickbacks; or

(ii)
person that performs or has performed services for or on behalf of the Wider Centamin Group is or has at any time engaged in any activity, practice or conduct in connection with the performance of such services which would constitute an offence under the Bribery Act 2010, the US Foreign Corrupt Practices Act of 1977 or any other applicable anti-corruption or anti-bribery law, rule or regulation or any other applicable law, rule, or regulation concerning improper payments or kickbacks;

(B)
any asset of any member of the Wider Centamin Group constitutes criminal property as defined by section 340(3) of the Proceeds of Crime Act 2002 (but disregarding paragraph (b) of that definition) or proceeds of crime under any other applicable law, rule, or regulation concerning money laundering or proceeds of crime or any member of the Wider Centamin Group is found to have engaged in activities constituting money laundering under any applicable law, rule, or regulation concerning money laundering;

(C)
any past or present member, director, officer or employee of the Wider Centamin Group, or any other person for whom any such person may be liable or responsible, is or has engaged in any conduct which would violate applicable economic sanctions or dealt with, made any investments in, made any funds or assets available to or received any funds or assets from:

(i)
any government, entity or individual in respect of which US, UK or European Union persons, or persons operating in those territories, are prohibited from engaging in activities or doing business, or from receiving or making available funds or economic resources, by US, UK or European Union laws or regulations, including the economic sanctions administered by the United States Office of Foreign Assets Control, or HM Revenue and Customs; or

(ii)
any government, entity or individual targeted by any of the economic sanctions of the United Nations, the United States, the United Kingdom, the European Union or any of its member states, save that this shall not apply if and to the extent that it is or would be unenforceable by reason of breach of any applicable Blocking Law;

(D)	any past or present member, director, officer or employee of the Wider Centamin Group, or any other person for whom any such person may be liable or responsible:

(i)	has engaged in conduct which would violate any relevant anti-terrorism laws, rules, or regulations, including but not limited to the US Anti-Terrorism Act;

(ii)
has engaged in conduct which would violate any relevant anti-boycott law, rule, or regulation or any applicable export controls, including but not limited to the Export Administration Regulations administered and enforced by the US Department of Commerce or the International Traffic in Arms Regulations administered and enforced by the US Department of State;

(iii)
has engaged in conduct which would violate any relevant laws, rules, or regulations concerning human rights, including but not limited to any law, rule, or regulation concerning false imprisonment, torture or other cruel and unusual punishment, or child labour; or

(iv)
is debarred or otherwise rendered ineligible to bid for or to perform contracts for or with any government, governmental instrumentality, or international organisation or found to have violated any applicable law, rule, or regulation concerning government contracting or public procurement; or

(E)
any member of the Wider Centamin Group is or has been engaged in any transaction which would cause AngloGold Ashanti or any member of the Wider AngloGold Ashanti Group to be in breach of any law or regulation upon its offer for Centamin, including but not limited to the economic sanctions of the United States Office of Foreign Assets Control, or HM Revenue and Customs, or any other relevant government authority.

Part B: FURTHER TERMS OF THE TRANSACTION

1.	Subject to the requirements of the Panel and the Takeover Code, AngloGold Ashanti reserves the right in its sole discretion to waive:

(A)
the deadline set out in paragraph 1 of Part A of this Appendix 1, and any of the deadlines set out in paragraph 2 of Part A of this Appendix 1 for the timing of the Court Meeting, the Centamin General Meeting and the Scheme Court Hearing. If any such deadline is not met, AngloGold Ashanti shall make an announcement by 8.00 a.m. on the Business Day following such deadline confirming whether it has invoked or waived the relevant Condition or agreed with Centamin (or, as the case may be, the Panel) to extend the deadline in relation to the relevant Condition; and

(B)
in whole or in part, all or any of the Conditions set out in paragraphs 5 to 15 (inclusive) of Part A of this Appendix 1. For the avoidance of doubt, the Conditions set out in paragraphs 2(A)(i), 2(B)(i), 2(C)(i) and 2(C)(iii), 3 and 4 of Part A of this Appendix 1 cannot be waived.

2.
Conditions set out in paragraphs 2(A), 2(B), 3 to 15 (inclusive) of Part A of this Appendix 1 must each be satisfied or (if capable of wavier) be waived by AngloGold Ashanti by no later than 11.59 p.m. on the date immediately preceding the date of the Scheme Court Hearing. AngloGold Ashanti shall be under no obligation to waive (if capable of waiver), to determine to be or remain satisfied or to treat as satisfied any of the Conditions set out in paragraphs 5 to 15 (inclusive) of Part A of this Appendix 1 that it is entitled (with the consent of the Panel and subject to the requirements of the Takeover Code) to invoke, by a date earlier than the latest date specified above for the fulfilment or waiver thereof, notwithstanding that the other Conditions may at such earlier date have been waived or fulfilled and that there are at such earlier date no circumstances indicating that any such Conditions may not be capable of fulfilment.

3.
Under Rule 13.5(a) of the Takeover Code, AngloGold Ashanti may not invoke a Condition to the Transaction so as to cause the Transaction not to proceed, to lapse or to be withdrawn unless the circumstances which give rise to the right to invoke the Condition are of material significance to AngloGold Ashanti in the context of the Transaction. AngloGold Ashanti may only invoke a condition that is subject to Rule 13.5(a) with the consent of the Panel and any condition that is subject to Rule 13.5(a) may be waived by AngloGold Ashanti. Conditions set out in paragraphs 1, 2(A), 2(B), 2(C), 3 and 4 of Part A of this Appendix 1, and if applicable, any acceptance condition if the Transaction is implemented by means of a Takeover Offer, are not subject to Rule 13.5(a) of the Takeover Code.

4.
If AngloGold Ashanti is required by the Panel to make an offer for Centamin Shares under the provisions of Rule 9 of the Takeover Code, AngloGold Ashanti may make such alterations to any of the Conditions and the terms of the Transaction as are necessary to comply with the provisions of Rule 9.

5.
AngloGold Ashanti reserves the right to elect to implement the Transaction by way of a Takeover Offer as an alternative to the Scheme (subject to the Panel’s consent and the terms of the Co-operation Agreement). In such an event, the Transaction will be implemented on the same terms and conditions (subject to appropriate amendments including (without limitation) the inclusion of an acceptance condition set at 90 per cent. of the Centamin Shares to which such Takeover Offer relates (or such lesser percentage as AngloGold Ashanti and Centamin may, subject to the rules of the Takeover Code and the terms of the Co-operation Agreement and with the consent of the Panel, decide, being in any case more than 50 per cent. of the Centamin Shares), or any amendments required by, or deemed appropriate by, AngloGold Ashanti under applicable law or any amendments necessary to reflect the Takeover Offer) as those that would apply to the Scheme. Further, if sufficient acceptances of such Takeover Offer are received and/or sufficient Centamin Shares are otherwise acquired, it is the intention of AngloGold Ashanti to apply the relevant provisions of Part 18 (Compromises and arrangements) of the Jersey Companies Law to acquire compulsorily any outstanding Centamin Shares to which such Takeover Offer relates.

6.
Centamin Shares which will be acquired pursuant to the Transaction will be acquired fully paid and free from all liens, equities, charges, encumbrances, options, rights of pre-emption and any other third party rights and interests of any nature whatsoever and together with all rights now or hereafter attaching or accruing to them, including voting rights and the right to receive and retain in full all dividends and other distributions (if any) declared, made or paid or any other return of capital or value (whether by reduction of share capital or share premium account or otherwise) by reference to a record date after the Effective Date (other than as specified in section 6 (Dividends) above).

7.
If, on or after the date of this Announcement and on or prior to the Effective Date, any dividend, distribution or other return of value is announced, declared, made, or paid or becomes payable in respect of Centamin (other than, or in excess of, the Centamin Interim Dividend), AngloGold Ashanti reserves the right (without prejudice to any right AngloGold Ashanti may have, with the consent of the Panel, to invoke the Condition set out in paragraph 11(C) of Part A of this Appendix 1) to reduce the Consideration by the value implied under the terms of the Transaction for the Centamin Shares by an amount up to the amount of any such dividend, other distribution or return of value, in which case any reference in this Announcement or in the Scheme Document to the Consideration will be deemed to be a reference to the Consideration so reduced. If (but only to the extent) AngloGold Ashanti exercises this right or makes such a reduction in respect of a dividend, other distribution or return of value, Centamin Shareholders shall be entitled to receive and retain any such dividend, distribution, or other return of value declared, made, or paid. For the avoidance of doubt, any exercise by AngloGold Ashanti of its rights referred to in this paragraph shall not be regarded as constituting any revision or variation of the Transaction.

8.
Except with the Panel’s consent, settlement of the Consideration to which any Scheme Shareholder is entitled under the Scheme will be implemented in full in accordance with the terms of the Scheme without regard to any lien, right of set-off, counterclaim or other analogous right to which AngloGold Ashanti may otherwise be, or claim to be, entitled as against such Scheme Shareholder and will be effected in the manner described in this Announcement.

9.
The New AngloGold Ashanti Shares will be issued credited as fully paid and will rank pari passu in all respects with the existing AngloGold Ashanti Shares. Applications will be made to the New York Stock Exchange, the Johannesburg Stock Exchange, the A2X and the Ghana Stock Exchange for the New AngloGold Ashanti Shares to be admitted to trading.

10.
Fractions of New AngloGold Ashanti Shares will not be allotted or issued pursuant to the Transaction. Instead, Centamin Shareholders who otherwise would have received a fraction of a New AngloGold Ashanti Share will instead receive an amount in cash rounded to the nearest US cent, based on the amount obtained by multiplying such fraction by the average Closing Price of AngloGold Ashanti Shares on the NYSE on each of the five consecutive trading days ending on the trading day which is two trading days prior to the Effective Date, except that individual entitlements of less than US$5.00 will not be paid but will be retained for the benefit of the Combined Group.

11.
The availability of the Transaction to persons not resident in the United Kingdom, the United States, Canada and Jersey may be affected by the laws of the relevant jurisdictions in which they are located. Persons who are not resident in the United Kingdom, the United States, Canada or Jersey should inform themselves of, and observe any applicable legal or regulatory requirements of their jurisdictions. Any failure to comply with the applicable restrictions may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, the companies and persons involved in the Transaction disclaim any responsibility or liability for the violation of such restrictions by any person.

12.
The Transaction will not be made, directly or indirectly, in or into, or by use of the mails of, or by any means or instrumentality (including, without limitation, facsimile transmission, telex, telephone, internet or e-mail) of interstate or foreign commerce of, or of any facility of a national securities exchange of, any Restricted Jurisdiction and the Transaction will not be capable of acceptance by any such use, means, instrumentality or facility or from within any Restricted Jurisdiction.

13.
The New AngloGold Ashanti Shares to be issued pursuant to the Transaction have not been and will not be registered under the US Securities Act nor under any of the relevant securities laws of Canada, Japan or Australia. Accordingly, the New AngloGold Ashanti Shares may not be offered, sold or delivered, directly or indirectly, in the United States, Canada, Japan or Australia nor to any United States person, except pursuant to exemptions from applicable requirements of any such jurisdiction.

14.
The Scheme will be governed by Jersey law and will be subject to the jurisdiction of the courts of Jersey and to the conditions and further terms set out in this Announcement and in the Scheme Document. The Transaction and the Scheme will be subject to the applicable requirements of the Takeover Code, the Panel, the London Stock Exchange, the FCA, the SEC, the Toronto Stock Exchange, the New York Stock Exchange, the Johannesburg Stock Exchange, the A2X, the Ghana Stock Exchange and applicable securities laws.

15.
The Transaction will be subject to the Conditions and certain further terms set out in this Appendix 1 to this Announcement and to the full terms and conditions which will be set out in the Scheme Document.

16.	Each of the Conditions shall be regarded as a separate Condition and shall not be limited by reference to any other Condition.

APPENDIX 2

SOURCES OF INFORMATION AND BASES OF CALCULATION

In this Announcement, unless otherwise stated or the context otherwise requires, the following bases and sources have been used.

1.	All references to AngloGold Ashanti Shares are to AngloGold Ashanti ordinary shares of US$1 each. All references to Centamin Shares are to Centamin ordinary shares with no par value.

2.
The percentage of the ordinary shares of AngloGold Ashanti that will be owned by Centamin Shareholders post-Completion is calculated by dividing the number of the New AngloGold Ashanti Shares to be issued (as referred to in paragraph 5(B) of this Appendix 2 below) under the terms of the Transaction by the total ordinary shares of AngloGold Ashanti (as referred to in paragraph 5 of this Appendix 2 below) and multiplying the resulting sum by 100 to produce a percentage.

3.	As at the close of business on the Last Practicable Date, Centamin had in issue 1,161,082,695 Centamin Shares and AngloGold Ashanti had in issue 420,558,842 AngloGold Ashanti Shares.

4.	The fully diluted share capital of Centamin (being 1,184,466,452 Centamin Shares) has been calculated on the basis of:

(A)	the number of issued Centamin Shares referred to in paragraph 3 of this Appendix 2 above; plus

(B)
any further Centamin Shares which may be issued on or after the date of this Announcement on the vesting of awards under the Centamin Share Incentive Plan that were outstanding as at the Last Practicable Date, amounting in aggregate up to a maximum of 23,763,567 Centamin Shares (excluding any additional Centamin Shares that may be provided by way of dividend equivalents); less

(C)
379,810 Centamin Shares as at the Last Practicable Date, held by the employee benefit trust of the Centamin Group that can be used to satisfy the vesting of awards under the Centamin Share Incentive Plan.

5.	The total number of AngloGold Ashanti Shares post-Completion has been calculated as the sum of:

(A)	the number of issued AngloGold Ashanti Shares referred to in paragraph 3 of this Appendix 2 above; plus

(B)	82,711,292 New AngloGold Ashanti Shares which would be issued under the terms of the Transaction.

6.	A value of approximately £1.9 billion for the entire issued and to be issued share capital of Centamin is based on:

(A)	by reference to the price of US$28.80 per AngloGold Ashanti Share, being the Closing Price on 9 September 2024, being the last Business Day before this Announcement; and

(B)	on the basis of the fully diluted number of Centamin Shares in issue referred to in paragraph 4 of this Appendix 2 above.

7.
The exchange rate of £1:US$1.3080 for the conversion of US Dollars into pounds Sterling has been derived from Bloomberg and is based on the exchange rate as at 4.00 p.m. (London time) on 9 September 2024, being the last Business Day before this Announcement.

8.
Unless otherwise specified: (A) all prices quoted for Centamin Shares and AngloGold Ashanti Shares are Closing Prices; (B) the volume weighted average Closing Price of AngloGold Ashanti Shares and Centamin Shares have been derived from Bloomberg; and (C) the number of days referenced as part of volume weighted average share prices reflect trading days.

9.	Unless otherwise stated:

(A)
financial information and gold production information relating to the AngloGold Ashanti Group has been extracted or derived (without any adjustment, except as noted below) from the audited annual report and accounts for AngloGold Ashanti for the year ended 31 December 2023, the annual report on Form 20-F for the year ended 31 December 2023 filed with the SEC and AngloGold Ashanti’s announcement dated 6 August 2024 of its first half year interim results (which are unaudited). AngloGold Ashanti’s reporting of gold production, related unit revenue and cost metrics for subsidiaries has shifted from an attributable basis of reporting to a consolidated basis of reporting. The change in reporting has only impacted subsidiaries with non-controlling interests, whereas joint operations which are proportionately consolidated remain unaffected. Joint ventures which are accounted for under the equity method also remain unaffected and their gold production, related unit revenue and cost metrics continue to be reported on an attributable basis. As a result of this change in reporting, certain adjustments to exclude non-controlling interests on gold production, related unit revenue and cost metrics have been discontinued. The metrics for the year ended 31 December 2023 have been adjusted to reflect this change in reporting; and

(B)
financial information and gold production information (except as otherwise stated) relating to the Centamin Group has been extracted or derived (without any adjustment, except as noted below) from the audited annual report and accounts for Centamin for the year ended 31 December 2023, Centamin’s announcement dated 25 July 2024 of its first half year interim results (which are unaudited) and Centamin’s announcement dated 10 September 2024 for the two months ended 31 August 2024. Certain Non-GAAP measures, as calculated and reported by Centamin, were adjusted to be consistent with AngloGold Ashanti’s definition of such Non-GAAP measures as further described in Appendix 3 to this Announcement.

10.	Certain figures included in this Announcement have been subject to rounding adjustments.

APPENDIX 3

NON-GAAP FINANCIAL MEASURES DEFINITIONS AND RECONCILIATIONS

From time to time the AngloGold Ashanti Group and the Centamin Group may publicly disclose certain “Non-GAAP” financial measures in the course of their financial presentations, earnings releases, earnings conference calls and otherwise.

In this Announcement, the financial items “total cash costs”, “total cash costs per ounce”, “all-in sustaining costs” and “all-in sustaining costs per ounce” are presented, which have been determined using industry guidelines and practices and are not measures under IFRS. In addition, the financial items “free cash flow” and “adjusted free cash flow” are also presented which are not measures under IFRS either. An investor should not consider these items in isolation or as alternatives to cost of sales, mine production costs, cash flows from operating activities, net cash generated from operating activities or any other measure of financial performance presented in accordance with IFRS or as an indicator of the AngloGold Ashanti Group’s or Centamin Group’s performance. The AngloGold Ashanti Group and Centamin Group use certain Non-GAAP performance measures and ratios in managing their businesses and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative to, the reported operating results or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures that other companies use.

AngloGold Ashanti’s reporting for subsidiaries has shifted from an attributable basis of reporting to a consolidated basis of reporting. The change in reporting has only impacted subsidiaries with non-controlling interests, whereas joint operations which are proportionately consolidated remain unaffected. Joint ventures which are accounted for under the equity method also remain unaffected and their gold production, related unit revenue and cost metrics continue to be reported on an attributable basis. As a result of this change in reporting, certain adjustments to exclude non-controlling interests on gold production, related unit revenue and cost metrics have been discontinued. The metrics for the year ended 31 December 2023 have been adjusted to reflect this change in reporting.

Total cash costs

“Total cash costs” is calculated in accordance with the guidelines of the Gold Institute industry standard and industry practice and is a Non-GAAP measure. The Gold Institute, which has been incorporated into the National Mining Association, is a non-profit international association of miners, refiners, bullion suppliers and manufacturers of gold products, which developed a uniform format for reporting total cash costs on a per ounce basis. The guidance was first adopted in 1996 and revised in November 1999.

“Total cash costs” is a Non-GAAP measure and, as calculated and reported by AngloGold Ashanti, include costs for all mining, processing, onsite administration costs, royalties and production taxes, as well as contributions from by-products, but exclude amortisation of tangible, intangible and right of use assets, rehabilitation costs and other non-cash costs, retrenchment costs, corporate administration, marketing and related costs, capital costs and exploration costs. “Total cash costs per ounce - subsidiaries” ($/oz) is calculated by dividing the consolidated US dollar value of this cost metric by the consolidated ounces of gold produced. “Total cash costs per ounce - joint ventures” ($/oz) is calculated by dividing the attributable US dollar value of this cost metric by the attributable ounces of gold produced.

“Cash cost of production – gold produced” and “cash cost of production per ounce produced” ($/oz) are Non-GAAP measures used by Centamin. “Cash cost of production per ounce produced” ($/oz), as calculated and reported by Centamin, is a measure of the average cost of producing an ounce of gold, calculated by dividing the operating costs in a period by the total gold production over the same period. Operating costs represent total operating costs less sustaining administrative expenses, royalties, depreciation and amortisation. These Non-GAAP measures, as calculated and reported by Centamin, were adjusted to be consistent with AngloGold Ashanti’s definition of “total cash costs” and “total cash costs per ounce” ($/oz).

All-in sustaining costs

During 2018, the World Gold Council (“WGC”), an industry body, published a revised Guidance Note on “all-in sustaining costs” and “all-in costs” metrics, which gold mining companies can use to supplement their overall Non-GAAP disclosure. The WGC worked closely with its members to develop these Non-GAAP measures which are intended to provide further transparency into the full cost associated with producing gold. It is expected that these metrics, in particular, the “all-in sustaining costs” metrics which are provided herein, will be helpful to investors, governments, local communities and other stakeholders in understanding the economics of gold mining.

“All-in sustaining costs” is a Non-GAAP measure which, as calculated and reported by AngloGold Ashanti, is an extension of the existing “total cash costs” metric and incorporates all costs related to sustaining production and in particular, recognises sustaining capital expenditures associated with developing and maintaining gold mines. In addition, this metric includes the cost associated with Corporate Office structures that support these operations, the community and environmental rehabilitation costs attendant with responsible mining and any exploration and evaluation cost associated with sustaining current operations. “All-in sustaining costs per ounce - subsidiaries” ($/oz) is calculated by dividing the consolidated US dollar value of this cost metric by the consolidated ounces of gold sold. “All-in sustaining costs per ounce - joint ventures” ($/oz) is calculated by dividing the attributable US dollar value of this cost metric by the attributable ounces of gold sold.

“All-in sustaining costs” is a Non-GAAP measure which, as calculated and reported by Centamin, is an extension of the existing “cash cost of production” metric and incorporates all costs related to sustaining production and in particular recognising the sustaining capital expenditure associated with developing and maintaining gold mines. In addition, this metric includes the cost associated with developing and maintaining gold mines. This metric also includes the cost associated with corporate office structures that support these operations, the community and rehabilitation costs attendant with responsible mining and any exploration and evaluation costs associated with sustaining current operations. “All-in sustaining costs per ounce” ($/oz) is arrived at by dividing the US dollar value of the sum of these cost metrics, by the ounces of gold sold (as compared to using ounces produced which is used in the “cash cost of production” calculation). These Non-GAAP measures, as calculated and reported by Centamin, were adjusted to be consistent with AngloGold Ashanti’s definition of “all-in sustaining costs” and “all-in sustaining costs per ounce” ($/oz).

Free cash flow and adjusted free cash flow

“Free cash flow” is a Non-GAAP measure and, as calculated and reported by AngloGold Ashanti, includes cash inflow from operating activities, less cash outflow from investing activities and after finance costs, adjusted to exclude once-off acquisitions, disposals and corporate restructuring costs, and movements in restricted cash.

“Free cash flow” and “adjusted free cash flow” are Non-GAAP measures used by Centamin. “Free cash flow”, as calculated and reported by Centamin, is a measure of the available cash after distributions to the Non-Controlling Interest in SGM, being EMRA, that the Centamin Group has at its disposal to use for capital reinvestment and to distribute to shareholders of the parent. “Adjusted free cash flow”, as calculated and reported by Centamin, results from adjustments made to free cash flow, for example the cost of the put options under the gold price protection programme, acquisitions and disposals of financial assets at fair value through profit or loss, which are completed through specific allocated available cash reserves.

Reconciliations

Total cash costs

A reconciliation of cost of sales to “total cash costs” and “total cash costs per ounce” for the year ended 31 December 2023, as calculated and reported by AngloGold Ashanti, is presented on a total (AngloGold Ashanti Group/Centamin Group) basis in the table below.

				Adjusted to exclude Córrego do Sítio (CdS) operation#
Shown in US dollar million, except as otherwise noted	Joint Ventures	Subsidiaries	AngloGold Ashanti Group Total	CdS	AngloGold Ashanti Group Total	Centamin Group
Total cash costs
Cost of sales	372	3,541	3,913	104	3,809	597
- By product revenue	(2)	(102)	(104)	0	(104)	(2)
- Inventory change	2	12	14	(2)	16	13
- Amortisation of tangible assets	(98)	(579)	(677)	(3)	(674)	(197)
- Amortisation of right of use assets	(1)	(78)	(79)	(3)	(76)
- Amortisation of intangible assets	0	(1)	(1)	0	(1)
- Rehabilitation and other non-cash costs	2	(22)	(20)	(3)	(17)	(1)
- Retrenchment costs	0	(4)	(4)	0	(4)
Royalties not included to cost of sales‡						27
Total cash costs	275	2,767	3,042	93	2,949	436
Gold produced - oz (000)*	343	2,343	2,686	42	2,644	450
Total cash costs per ounce - $/oz	802	1,181	1,133	2,217	1,115	970

# Adjusted to exclude the Córrego do Sítio (“CdS”) operation that was placed on care and maintenance in August 2023.
* Subsidiaries are reported on a consolidated basis. Joint ventures are reported on an attributable basis.
‡ The Arab Republic of Egypt (“ARE”) is entitled to a royalty of 3% of net sales revenue (revenue net of freight and refining costs) as defined from the sale of gold and associated minerals from SGM. This royalty is calculated and recognised on receipt of the final certificate of analysis document received from the refinery. Due to its nature, this royalty is not recognised in cost of sales but rather in other operating costs.

A reconciliation of mine production costs to “cash cost of production – gold produced” and “cash cost of production per ounce produced” for the year ended 31 December 2023, as calculated and reported by Centamin, is presented on a total (Centamin Group) basis in the table below.

Shown in US dollar million, except as otherwise noted
Reconciliation of cash cost of production per ounce produced
Mine production costs	413
Refinery and transport	(2)
Movement in inventory#	(17)
Cash cost of production – gold produced	394
Gold produced - oz (000)*	450
Cash cost of production per ounce produced- $/oz	875

# The movement in inventory on ounces produced is only the net movement in mining stockpiles and ore in circuit while the movement in ounces sold is the net movement in mining stockpiles, ore in circuit and gold in safe inventory.
* Reported on a consolidated basis.

A reconciliation of “cash cost of production – gold produced” and “cash cost of production per ounce produced”, as calculated and reported by Centamin, to “total cash costs” and “total cash costs per ounce” for the year ended 31 December 2023, as calculated and reported by AngloGold Ashanti, is presented in the table below. “Cash cost of production – gold produced”, as reported by Centamin, was adjusted for royalties, by-product revenue, environmental obligation provision and movements in mining stockpiles to arrive at “total cash costs” as calculated by AngloGold Ashanti.

Reconciliation of “cash cost of production” of Centamin to “total cash costs” of AngloGold Ashanti

Shown in US dollar million, except as otherwise noted
Cash cost of production – gold produced, as reported by Centamin	394
Royalties	27
By-product revenue	(2)
Environmental obligation provision	(1)
Movement in mining stockpiles	17
Total cash costs, as calculated by AngloGold Ashanti	436
Gold produced - oz (000)*	450
Total cash costs per ounce - $/oz	970

* Reported on a consolidated basis.

All-in sustaining costs

A reconciliation of cost of sales to “all-in sustaining costs” and “all-in sustaining costs per ounce” for the year ended 31 December 2023, as calculated and reported by AngloGold Ashanti, is presented on a total (AngloGold Ashanti Group/Centamin Group) basis in the table below.

				Adjusted to exclude Córrego do Sítio (CdS) operation#
Shown in US dollar million, except as otherwise noted	Joint Ventures	Subsidiaries	AngloGold Ashanti Group Total	CdS	AngloGold Ashanti Group Total	Centamin Group
All-in sustaining costs
Cost of sales per segmental information	372	3,541	3,913	104	3,809	597
By-product revenue	(2)	(102)	(104)	0	(104)	(2)
Royalties not included to cost of sales						27
Inventory write off not included to cost of sales						4
Net movement on provision for stock obsolescence not included to cost of sales						(4)
Realised other commodity contracts	0	7	7	0	7
Amortisation of tangible, intangible and right of use assets	(99)	(658)	(757)	(6)	(751)	(197)
Adjusted for decommissioning and inventory amortisation	1	(5)	(4)	0	(4)	1
Corporate administration and marketing expenditure	0	94	94	0	94	33
Lease payment sustaining	2	100	102	7	95	1
Expensed Sustaining exploration and study costs	0	32	32	0	32	0
Total sustaining capital expenditure	52	842	894	19	875	87
All-in sustaining costs	326	3,851	4,177	124	4,053	546
Gold sold - oz (000)*	343	2,324	2,667	43	2,624	457
All-in sustaining costs per ounce - $/oz	951	1,657	1,566	2,894	1,544	1,196

# Adjusted to exclude the Córrego do Sítio (“CdS”) operation that was placed on care and maintenance in August 2023.
* Subsidiaries are reported on a consolidated basis. Joint ventures are reported on an attributable basis.

A reconciliation of mine production costs to “all-in sustaining costs” and “all-in sustaining costs per ounce” for the year ended 31 December 2023, as calculated and reported by Centamin, is presented on a total (Centamin Group) basis in the table below.

Shown in US dollar million, except as otherwise noted
All-in sustaining costs
Mine production costs	413
Movement in inventory	(10)
Royalties	27
Corporate administration costs	33
Rehabilitation provision interest expense - unwinding of discount	1
Sustaining underground development and exploration	42
Other sustaining capital expenditure	46
By-product credit	(2)
All-in sustaining costs#	550
Gold sold - oz (000)*	457
All-in sustaining costs per ounce - $/oz	1,205

# Includes refinery and transport.
* Reported on a consolidated basis.

A reconciliation of “all-in sustaining costs” and “all-in sustaining costs per ounce”, as calculated and reported by Centamin, to “all-in sustaining costs” and “all-in sustaining costs per ounce” for the year ended 31 December 2023, as calculated and reported by AngloGold Ashanti, is presented in the table below. “All-in sustaining costs per ounce” as reported by Centamin was adjusted for net credit to provision for stock obsolescence to arrive at “all-in sustaining costs per ounce” as calculated by AngloGold Ashanti.

Shown in US dollar million, except as otherwise noted
All-in sustaining costs, as reported by Centamin	550
Net credit to provision for stock obsolescence	(4)
All-in sustaining costs, as calculated by AngloGold Ashanti	546
Gold sold - oz (000)*	457
All-in sustaining costs per ounce - $/oz	1,196

* Reported on a consolidated basis.

Adjusted free cash flow

A reconciliation of net cash generated from operating activities to “adjusted free cash flow” for the years ended 31 December 2023 and 2022, as calculated and reported by Centamin, is presented in the table below.

Shown in US dollar million, except as otherwise noted
Free cash flow and adjusted free cash flow	FY2023A	FY2022A
Net cash generated from operating activities	354	293
Less:
Net cash used in investing activities	(199)	(275)
Dividend paid - non-controlling interest in SGM	(112)	(35)
Free cash flow	43	(18)
Add backs:
Transactions completed through specific available cash resources	6	0
Adjusted free cash flow	49	(18)

Forward-looking Non-GAAP measures

The AngloGold Ashanti Group and Centamin Group are not providing quantitative reconciliations to the most directly comparable IFRS measures for forward-looking Non-GAAP financial measures included in this announcement in reliance on the exception provided by Rule 100(a)(2) of Regulation G because the reconciliations cannot be performed without unreasonable efforts as such IFRS measures cannot be reliably estimated due to their dependence on future uncertainties and adjusting items, including, among other factors, changes in economic, social, political and market conditions, including related to inflation or international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), and other business and operational risks and challenges and other factors, including mining accidents, that the AngloGold Ashanti Group and Centamin Group cannot reasonably predict at this time but which may be material.

APPENDIX 4

DETAILS OF IRREVOCABLE UNDERTAKINGS

AngloGold Ashanti has received irrevocable undertakings from each of the Centamin Directors to vote in favour of the Scheme at the Court Meeting and the resolutions relating to the Transaction at the Centamin General Meeting in respect of 2,184,515 Centamin Shares representing in aggregate approximately 0.188 per cent. of the existing ordinary share capital of Centamin.

Name	Number of Centamin Shares	Percentage of Centamin issued share capital
Martin Horgan	511,072	0.044%
Ross Jerrard	1,044,443	0.090%
James Rutherford	250,000	0.022%
Sally Eyre	15,000	0.001%
Mark Bankes	319,000	0.027%
Marna Cloete	15,000	0.001%
Catharine Farrow	30,000	0.003%
Hennie Faul	0	0%
Iman Naguib	0	0%
Hoda Mansour	0	0%
Total	2,184,515	0.188%

The irrevocable undertakings given by the Centamin Directors also extend to any Centamin Shares acquired by the Centamin Directors as a result of the vesting of awards or the exercise of options under the Centamin Share Incentive Plan (or any previous Centamin incentive plans).

The irrevocable undertakings given by the Centamin Directors will continue to be binding in the event that a higher competing offer is made for Centamin. However, the obligations of the Centamin Directors listed above under the irrevocable undertakings will lapse and cease to have effect:

●
if the Scheme has not become Effective by 11.59 p.m. (London time) on or before the Long Stop Date (or such later time and/or date as may be agreed between AngloGold Ashanti and Centamin, with the approval of the Court and/or the Panel, if required) (other than in circumstances where AngloGold Ashanti has, prior to such date, elected to exercise its right to proceed with the Transaction by way of a Takeover Offer and announced the same in accordance with the requirements of the Code, and such Takeover Offer has not lapsed or been withdrawn);

●
if the Scheme Document has not been posted within 28 days of the issue of the Announcement or within such longer period as AngloGold Ashanti, with the consent of the Panel, determines (other than in circumstances where, if AngloGold Ashanti has, prior to the Long-Stop Date, elected to exercise its right to proceed with the Transaction by way of a Takeover Offer this period shall be extended to refer to within 28 days of the issue of the press announcement announcing the change in structure or any such date as the Panel may require);

●
on the date on which the Transaction (whether implemented by way of a Scheme or a Takeover Offer) is withdrawn or lapses in accordance with its terms, provided that this shall not apply where the Transaction is withdrawn or lapses as a result of AngloGold Ashanti exercising its right, in accordance with the Takeover Code, to implement the Transaction by way of a Takeover Offer rather than by way of a Scheme or vice versa; or

●
if AngloGold Ashanti announces that it does not intend to proceed with the Transaction and no new, revised or replacement Scheme or Takeover Offer is announced by AngloGold Ashanti in accordance with Rule 2.7 of the Takeover Code at the same time.

APPENDIX 5

DEFINITIONS

“A2X”
A2X Solutions (Proprietary) Limited (Registration No.: 2014/439627/07), a private company duly incorporated in accordance with the company laws of South Africa, or where the context requires, the South African securities exchange known as the A2X which is operated by A2X Solutions (Proprietary) Limited

“AISC”	all-in sustaining cost

“AngloGold Ashanti”	AngloGold Ashanti plc, a public limited company incorporated in England and Wales with registered number 14654651

“AngloGold Ashanti Directors”	the board of directors of AngloGold Ashanti at the time of this Announcement or, where the context so requires, the directors of AngloGold Ashanti from time to time

“AngloGold Ashanti Group”	AngloGold Ashanti and its subsidiaries and associated undertakings

“AngloGold Ashanti HY24 Results”	the unaudited financial results of AngloGold Ashanti in respect of the six-month period ended 30 June 2024

“AngloGold Ashanti Shareholders”	the persons holding interests in AngloGold Ashanti as at the relevant time

“AngloGold Ashanti Shares”	the ordinary shares of US$1 each in the capital of AngloGold Ashanti

“Announcement”	this announcement made pursuant to Rule 2.7 of the Takeover Code

“Blocking Law”
(i) any provision of Council Regulation (EC) No 2271/1996 of 22 November 1996 (or any law or regulation implementing such regulation in any member state of the European Union or the United Kingdom); or (ii) any similar blocking or anti-boycott law

“BMO”	BMO Capital Markets Limited

“Board”	the board of directors

“BofA Securities”	Merrill Lynch International

“Business Day”	a day (other than a Saturday, Sunday, public or bank holiday) on which banks are generally open for business in London, Jersey and New York

“Centamin”	Centamin plc, a public company limited by shares incorporated in Jersey with registered number 109180

“Centamin Canadian Shareholders”	holders of Centamin Shares who are resident in Canada or who are custodians, nominees or trustees for the same

“Centamin Directors”	the board of directors of Centamin at the time of this Announcement or, where the context so requires, the directors of Centamin from time to time

“Centamin General Meeting”
the general meeting of Centamin (including any adjournment or postponement thereof) to be convened in connection with the Scheme for the purpose of considering, and, if thought fit, approving, the Centamin Resolutions

“Centamin Group”	Centamin and its subsidiaries and associated undertakings

“Centamin HY24 Results”	the unaudited financial results of Centamin in respect of the six-month period ended 30 June 2024

“Centamin Interim Dividend”	the Centamin dividend of $0.0225 per Centamin Share in respect of the six-month period ended 30 June 2024, scheduled to be paid on 27 September 2024

“Centamin Meetings”	the Court Meeting and the Centamin General Meeting

“Centamin Resolutions”
such shareholder resolutions of Centamin as are necessary to enable Centamin to approve, implement and effect the Scheme and the Transaction, including (without limitation) a resolution to amend the Centamin Articles to incorporate provisions requiring any Centamin Shares issued after the Scheme Record Time (other than to AngloGold Ashanti and/or its nominees) to be automatically transferred to AngloGold Ashanti (or as it may direct) on the same terms as the Transaction (other than as to timings and formalities)

“Centamin Shareholders”	the persons appearing on the register of members of Centamin as at the relevant time

“Centamin Share Incentive Plan”
the Centamin Incentive Plan approved by Centamin Shareholders on 10 May 2022 and any other individual agreements under which awards have been granted to individuals with terms that are substantially the same as awards granted under the Centamin Incentive Plan

“Centamin Shares”	the ordinary shares of no par value in the capital of Centamin

“Centamin US Shareholders”
holders of Centamin Shares who are resident in the United States or with a registered address in the United States, and any custodian, nominee or trustee holding Centamin Shares for persons in the United States or with a registered address in the United States

“Clean Team Agreement”	the clean team agreement entered into between AngloGold Ashanti and Centamin dated 23 April 2024

“Closing Price”
in respect of (a) Centamin, the last reported sale price of a Centamin Share in pounds Sterling as quoted on the London Stock Exchange and derived from Bloomberg; and (b) AngloGold Ashanti, the last reported sale price in US Dollars of an AngloGold Ashanti Share as quoted on the New York Stock Exchange and derived from Bloomberg

“Combined Group”	the enlarged group comprising the AngloGold Ashanti Group and the Centamin Group following the Transaction becoming Effective

“Competition Condition”	the Condition set out at paragraph 6 of Part A of Appendix 1

“Completion”	the Transaction becoming Effective in accordance with its terms

“Concession Agreement”
the concession agreement dated 29 January 1995 among PGM, EMRA (formerly, EGSMA) and the Egyptian Government relating to the exploration and exploitation of gold and associated minerals in the predetermined localities in the Eastern Desert of Egypt, issued and ratified under Special Law No. 222 of 1994 by the Egyptian parliament

“Conditions”	the conditions to which the Transaction is subject, as set out in Appendix 1 to this Announcement and to be set out in the Scheme Document

“Confidentiality Agreement”	the confidentiality agreement entered into between AngloGold Ashanti and Centamin in relation to the Transaction dated 18 April 2024

“Confidentiality and Joint Defence Agreement”	the confidentiality and joint defence agreement entered into between AngloGold Ashanti, Centamin and their respective external counsel dated 23 April 2024

“Consideration”	the consideration payable by AngloGold Ashanti to Centamin Shareholders pursuant to the Transaction comprising, for each Centamin Share, 0.06983 New AngloGold Ashanti Shares and $0.125 in cash

“Co-operation Agreement”	the co-operation agreement entered into between AngloGold Ashanti and Centamin dated 10 September 2024

“Court”	the Royal Court of Jersey

“Court Meeting”
the meeting(s) of Centamin Shareholders to be convened by order of the Court pursuant to article 125 of the Jersey Companies Law, notice of which will be set out in the Scheme Document, for the purpose of considering and, if thought fit, approving the Scheme (with or without amendment) and any adjournment thereof

“Court Order”	the “Act of Court”, being the order(s) of the Court sanctioning the Scheme under article 125 of the Jersey Companies Law

“CREST”
the computer system (as defined in the Companies (Uncertificated Securities) (Jersey) Order 1999) in respect of which Euroclear UK & Ireland Limited is the recognized operator (as defined in that Order)

“Dealing Disclosure”	has the meaning given in Rule 8 of the Takeover Code

“Disclosed”	(a) disclosed by, or on behalf of, Centamin in Centamin’s annual report and financial statements for the year ended 31 December 2023 and the Centamin HY24 Results;

(b) fairly disclosed prior to the date of this Announcement by, or on behalf of, Centamin to AngloGold Ashanti (or its respective officers, employees, agents or advisers in their capacity as such), including (without limitation) via the virtual data room operated on behalf of Centamin in respect of the Transaction or via email;

(c) as otherwise publicly announced by Centamin prior to the date of this Announcement (by delivery of an announcement to a Regulatory Information Service); or

(d) disclosed in this Announcement

“DTC”	the Depository Trust Company

“Effective”	(a) if the Transaction is implemented by way of the Scheme, the Scheme having become effective pursuant to and in accordance with its terms; or

(b)	if the Transaction is implemented by way of a Takeover Offer (with the consent of the Panel, and subject to the terms of the Co-operation Agreement), the Takeover Offer having been declared or having become unconditional in accordance with the requirements of the Takeover Code

“Effective Date”	the date on which the Transaction becomes Effective in accordance with its terms

“EGSMA”	the Egyptian Geological Survey and Mining Authority, now EMRA

“Egypt”	the Arab Republic of Egypt

“Egyptian Competition Authority”	a statutory body established under the Egyptian Competition Law, responsible for monitoring the market and enforcing the provisions of the Egyptian Competition Law and its executive regulations

“Egyptian Competition Law”	No. 3 of 2005 on the Protection of Competition and the Prohibition of Monopolistic Practices, as amended by Law No. 190 of 2008, Law 56 of 2014 and Law 175 of 2022

“Egyptian Condition”	the Condition set out in paragraph 5 of Part A of Appendix 1

“Egyptian Government”	the government of the Arab Republic of Egypt

“EMRA”	the Egyptian Mineral Resources Authority

“Excluded Shares”
any Centamin Shares: (a) registered in the name of, or beneficially owned by, any member of the AngloGold Ashanti Group (or any person as nominee for any such member of the AngloGold Ashanti Group); or (b) held by Centamin in treasury as at the Scheme Record Time

“Exploitation Lease”	the exploitation lease under the Concession Agreement, issued by the Minister of Petroleum on 24 May 2005 and signed by the Minister of Petroleum, PGM and EMRA

“FCA”	the Financial Conduct Authority of the United Kingdom

“FINRA”	Financial Industry Regulatory Authority of the United States

“Forms of Proxy”	the forms of proxy for use in connection with the Court Meeting and the Centamin General Meeting (as applicable) which shall accompany the Scheme Document

“IASB”	the International Accounting Standards Board

“IFRS”	International Financial Reporting Standards as issued by the IASB

“Jersey”	the Bailiwick of Jersey

“Jersey Companies Law”	the Companies (Jersey) Law 1991

“Johannesburg Stock Exchange”
JSE Limited (Registration No.: 2005/022939/06), a public company duly incorporated in accordance with the company laws of South Africa, or where the context requires, the securities exchange known as the Johannesburg Stock Exchange which is operated by JSE Limited

“Last Practicable Date”	6 September 2024, being two Business Days before the date of this Announcement

“London Stock Exchange”	London Stock Exchange plc

“Long Stop Date”
28 February 2025 or such later date, if any, (a) as AngloGold Ashanti and Centamin may agree, or (b) (in a competitive situation) as may be specified by AngloGold Ashanti with the consent of the Panel, and in each case that (if so required) the Court may allow

“NAV”	net asset value

“New AngloGold Ashanti Shares”
the new AngloGold Ashanti Shares to be issued pursuant to the Scheme to Cede & Co (being the registered owner of such New AngloGold Ashanti Shares) with depositary interests in such New AngloGold Ashanti Shares to be issued to the Scheme Shareholders

“Offer Document”
should the Transaction be implemented by means of the Takeover Offer, the document to be sent to Centamin Shareholders which will contain, among other things, the terms and conditions of the Takeover Offer

“Offer Period”	the offer period (as defined in the Takeover Code) relating to Centamin which commenced on 10 September 2024

“Official List”	the official list maintained by the FCA

“Opening Position Disclosure”	an announcement containing details of interests or short positions in, or rights to subscribe for, any relevant securities of a party to the Takeover Offer if the person concerned has such a position

“Overseas Shareholders”	Centamin Shareholders who are resident in, ordinarily resident in, or citizens of, jurisdictions outside the United Kingdom

“Panel”	the Panel on Takeovers and Mergers

“PGM”	Pharaoh Gold Mines NL, a company incorporated in Australia with company number 062 135 728

“PRA”	the Prudential Regulation Authority of the United Kingdom

“Registrar of Companies”	the Jersey Registrar of Companies

“Regulation S-K 1300”	Subpart 1300 of Regulation S-K (17 CFR § 229.1300)

“Restricted Jurisdiction”
any jurisdiction where local laws or regulations may result in a significant risk of civil, regulatory or criminal exposure if information concerning the Transaction is sent or made available to Centamin Shareholders in that jurisdiction

“Scheme”
the proposed scheme of arrangement under article 125 of the Jersey Companies Law between Centamin and the Scheme Shareholders to implement the Transaction, with or subject to any modification, addition or condition imposed by the Court and agreed to by Centamin and AngloGold Ashanti

“Scheme Court Hearing”	the hearing of the Court to sanction the Scheme pursuant to article 125 of the Jersey Companies Law and any adjournment, postponement or reconvening thereof

“Scheme Document”
the document to be dispatched to Centamin Shareholders and persons with information rights setting out, among other things, the details of the Transaction, the explanatory statement required under article 126 of the Jersey Companies Law, the full terms and conditions of the Scheme and containing the notices convening the Court Meeting and the Centamin General Meeting (including any supplementary scheme document)

“Scheme Record Time”
the time and date specified as such in the Scheme Document, expected to be 6.00 p.m. on the date of the Scheme Court Hearing or such later time as AngloGold Ashanti and Centamin may agree and that (if so required) the Court may allow

“Scheme Shareholder”	the holders of Scheme Shares

“Scheme Shares”	(a) the Centamin Shares in issue as at the date of the Scheme Document;

(b) Centamin Shares (if any) issued after the date of the Scheme Document and prior to the Scheme Voting Record Time; and

(c) Centamin Shares (if any) issued at or after the Scheme Voting Record Time and prior to the Scheme Record Time (including,- for- the -avoidance- of -doubt, -any Centamin Shares issued- to- satisfy- the -vesting- of awards -pursuant- to the Centamin Share Incentive Plan) in respect of which the original or any subsequent holder thereof is bound by the Scheme, or shall by such time have agreed in writing to be bound by the Scheme, in each case remaining in issue at the Scheme Record Time, but excluding any Excluded Shares

“Scheme Voting Record Time”
the date and time specified in the Scheme Document by reference to which entitlement to vote at the Court Meeting will be determined, expected to be 6.00 pm on the day which is two Business Days before the Court Meeting or, if the Court Meeting is adjourned, 6.00 pm on the day which is two Business Days before the date of such adjourned Court Meeting

“SEC”	the US Securities and Exchange Commission

“SGM”	Sukari Gold Mines

“Significant Interest”	in relation to an undertaking, a direct or indirect interest of 20 per cent. or more of the total voting rights conferred by the equity share capital of such undertaking

“Sukari”	the gold mine located within the Sukari concession area over which PGM and EMRA have been granted exploitation rights under the Exploitation Lease

“Takeover Code”	the City Code on Takeovers and Mergers, as amended from time to time

“Takeover Offer”
if, subject to the consent of the Panel and the terms of the Co-operation Agreement, the Transaction is implemented by way of a Takeover Offer, the “take-over offer” (as defined in article 116 of the Jersey Companies Law) to be made by or on behalf of AngloGold Ashanti to acquire the entire issued and to be issued share capital of Centamin and, where the context admits, any subsequent revision, variation, extension or renewal of such Takeover Offer

“Transaction”
the proposed Transaction of the entire issued and to be issued share capital of Centamin by AngloGold Ashanti, to be effected by the Scheme as described in this Announcement (or by the Takeover Offer under certain circumstances described in this Announcement)

“UK” or “United Kingdom”	the United Kingdom of Great Britain and Northern Ireland

“US” or “United States”	the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia

“US Exchange Act”	US Securities Exchange Act of 1934, as amended

“US GAAP”	generally accepted accounting principles in the United States

“US Securities Act”	US Securities Act of 1933, as amended

“Wider AngloGold Ashanti Group”
AngloGold Ashanti and its subsidiaries, subsidiary undertakings, associated undertakings and any other body corporate, partnership, joint venture or person in which AngloGold Ashanti and/or such subsidiaries or undertakings (aggregating their interests) have a Significant Interest

“Wider Centamin Group”
Centamin and its subsidiaries, subsidiary undertakings, associated undertakings and any other body corporate, partnership, joint venture or person in which Centamin and/or such subsidiaries or undertakings (aggregating their interests) have a Significant Interest

For the purposes of this Announcement, “subsidiary”, “subsidiary undertaking”, “undertaking” and “associated undertaking” have the respective meanings given thereto by the UK Companies Act 2006.

All references to “pounds”, “pounds Sterling”, “Sterling”, “£”, “pence”, “penny” and “p” are to the lawful currency of the United Kingdom.

All references to “US$”, “$” and “US Dollars” are to the lawful currency of the United States.

All the times referred to in this Announcement are London times unless otherwise stated.

References to the singular include the plural and vice versa.

References to an enactment include references to that enactment as amended, replaced, consolidated or re-enacted by or under any other enactment before or after the date of this Announcement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

AngloGold Ashanti plc
Date: 10 September 2024

	By:	/s/ C STEAD
		Name:	C Stead
		Title:	Company Secretary